FRP HOLDINGS, INC.

2025
Annual Report

WHO WE ARE

With roots in aggregate mining operations and land development activities, FRP is a full service real estate investment and development company specializing in commercial and industrial real estate.





CONSOLIDATED FINANCIAL HIGHLIGHTS
Years ended December 31
(Amounts in thousands except per share amounts)

	2024	2023	% Change
Revenues	$ 42,846	41,774	2.6
Operating profit	$ 7,028	11,704	(40.0)
Net investment income	$ 8,824	11,112	(20.6)
Interest Expense	$ (2,967)	(3,150)	(5.8)
Equity in loss of joint ventures	$ (9,105)	(11,359)	(19.8)
Gain on sale of real estate and other income	$ —	182	(100.0)
Gain (loss) attributable to noncontrolling interest	$ (368)	75	N/A
Net income attributable to the Company	$ 3,330	6,385	(47.8)
Per common share:			
Net income attributable to the Company:			
Basic	$ 0.18	0.34	(47.1)
Diluted	$ 0.18	0.34	(47.1)
Total Assets	$ 735,145	728,485	0.9
Total Debt	$ 192,554	178,853	7.7
Shareholders' Equity	$ 428,513	423,103	1.3
Common Shares Outstanding	19,110	19,047	.3
Book Value Per Common Share	$ 22.42	22.21	0.9

BUSINESS. FRP Holdings, Inc. is a holding company engaged in the real estate business, namely (i) real property acquisition, entitlement, development and construction primarily for apartment, retail, warehouse, and office, (ii) leasing and management of commercial properties owned by the Company, (iii) leasing and management of mining royalty land owned by the Company, (iv) leasing and management of residential apartment buildings. The Company's operating subsidiaries are FRP Development Corp. and Florida Rock Properties, Inc.

STRATEGY. Our strategy consists of the re-deployment of cash from asset sales, real estate operations, and mining royalties, into new assets that allow management to exploit its knowledge and expertise. The asset classes of choice are mixed-use, industrial, raw land and existing buildings. We invest in these assets on our own or through repeatable strategic partnerships with a focus on core markets with growth potential. Emphasis will be placed on generating returns through opportunistic disposition, as well as cash-flow and long-term appreciation.

OBJECTIVE. We strive to improve shareholder value through (1) active engagement with properties and partners to grow asset value, (2) contributing our operating expertise and connections to maximize net asset value, cashflow and NOI growth, and (3) manage our capital structure in an efficient and responsible manner, with a watchful eye on projected future market conditions and trends to facilitate timely disposition of selected assets, (4) diligent, sustainable growth.

Looking back at this time last year, we communicated that 2025 would likely represent a transitional financial year for the Company. That expectation largely proved accurate. Pro rata Net Operating Income (NOI) growth moderated and earnings declined as several multifamily assets moved beyond lease-up, portions of our industrial portfolio entered a new leasing cycle, and broader supply-demand dynamics created headwinds for rent growth and leasing velocity. These developments were largely anticipated and reflect timing within our development and leasing pipeline rather than any deterioration in asset quality or long-term strategy.

Where we fell short as a Company was setting the company up for growth in 2026. We expected to lease up our most recent spec warehouse and shore up vacancies in our same store assets and we didn't. On top of that, we made an acquisition that while necessary and accretive for the long-term future of the company, also adds additional general and administrative expense, depreciation, and interest expense. Any growth in NOI in 2026 will be marginal. Funds From Operations (FFO), which most of our real estate peers use as the best metric for tracking operational cash flow, will be down.

Increased expenses, depressed cash flows- these are not traditionally the ingredients for success in the short term for the performance of a stock. These metrics also do not tell the full story of everything we set in motion in 2025. This past year was incredibly important strategically for the long-term performance of the Company. The acquisition of the Altman Logistics Properties platform expands our operating footprint into Florida and New Jersey — markets with strong demographic trends, logistics demand, and long-term capital interest. Equally important, the acquisition strengthened our internal talent base, broadened our development pipeline, and expanded relationships with equity partners, lenders, and operating counterparties. Together, these enhancements position the Company to grow both durable cash flow and net asset value over time. The increase in expenses are an alternative to expansion via a joint venture strategy that we have pursued in the past. While minimizing G&A initially, this strategy is paid for through development fees, and far more significantly, with equity in a successful project. Because of this acquisition, we not only have key personnel who fill roles that were already envisioned as part of our development strategy, but these new employees are based in the markets that we could only enter via our previous joint venture strategy. We are now able to execute our traditional in-house development as well as take on fee development opportunities, or execute a hybrid of these two models.

This will allow us to generate equity in successful projects rather than giving it up. By acquiring Altman Logistics and its platform, we are in the markets we want to be in, have the people we need to grow, have projects underway capable of carrying the cost of this human capital, and can scale beyond our current size disproportionately to G&A growth. We have enhanced our flexibility in how we grow, can earn development fees instead of paying them, can generate equity in successful projects instead of giving it up, and compound these savings into additional projects under the same platform. The combination of development fees and loss in equity on a project can range from 3-15% of total project costs, so reversing that flow of cash and equity is not insignificant to the Company in terms of future financial performance.

This acquisition has refined and augmented a platform and pipeline that management expects will drive earnings and earnings growth, operational cash flow, and net asset value, which we believe we will accomplish through three complementary drivers of value: (1) durable cash flow from mining royalties, (2) operational execution and same-store growth, and (3) development and disciplined capital deployment.

We are fortunate to have as tenants some of the best operators in the aggregates business. They have continued to push price aggressively which is why we saw a $1.5 million improvement in royalty revenue in 2025 despite 500,000 fewer tons mined. Given our market concentration in Florida, I would expect volumes to be flat if not slightly down in 2026 given a relative softening in private construction (with the glaring exception of data centers) and housing starts. Our royalty agreements are based on the previous year's average sales price, so if pricing growth softens, it won't affect our royalty on the price side for another year. Historically, the Florida aggregates market is the tail of the whip in terms of market cyclicality, but that's generally a good thing. We have the utmost confidence in the long term direction of this segment because of the strength of the markets our assets serve and the operating skill of our tenants. It is for those very reasons that this segment has long been a significant cash flow generator for the company and why we have been able to put money towards development at conservative leverage levels relative to your typical developer.

Improving same-store occupancy and performance across our existing assets remains a near-term priority. Multifamily performance, particularly within our Washington DC submarkets, has faced supply pressures and regulatory challenges, though early signs of stabilization are emerging. Industrial vacancies tied to newly delivered buildings or recent move-outs and existing vacancy represent embedded NOI growth as leasing progresses. Fully occupied at current market rates, the vacancies in our current assets represent approximately $3-$3.5 million in NOI growth—growth we can achieve with minimal capital expenditures. It may take a year, it may take two, but we will have our current industrial assets back to the occupancy levels we have historically enjoyed.

Development, and industrial development in particular, continues to be our primary engine for long-term value creation. Our expanded industrial pipeline is set to deliver value in two distinct ways. The merchant development program we acquired from our purchase of Altman Logistics Properties will generate cash from sales upon stabilization. More in line with our traditional growth model are our industrial assets under development in Lakeland and Broward County and Minneola, FL. When these assets reach stabilization in approximately 2028, they will represent approximately $9.3 million in NOI attributable to the Company.

As an asset class, industrial has always been an operating business—more so than ever as industrial moves past the covid surge and into a more normalized environment. Success will require disciplined underwriting and talent in execution, both by leveraging networks to find off market deals in infill locations and developing assets under budget. If assets are well executed and in the right location, a properly capitalized company that underwrites realistically won't put themselves in a bad place on the front end and won't have to force anything in terms of leasing and sales that it will regret five years down the line. Talent, discipline, location, and capital have always been the ingredients for success in real estate. Going forward they are an absolute necessity. Our strategy remains concentrated in Florida, New Jersey, and Maryland — markets we know well and where long-term demand drivers remain intact. Each benefits from population density, critical infrastructure, and barriers to entry that constrain supply in well-located submarkets. While near-term conditions vary, these regions serve as essential nodes within the national logistics network, and we invest with that durability in mind.

I have touched on this several times in the past, but anyone who has looked at our sum of the parts valuation will have noticed that the market tends to only give this Company credit for its income producing assets. Anything under development is essentially free for anyone who buys our stock. What that tells me is that the market considers us a "show me" story. Over the next several years, the ratio of our income producing assets to assets under development will shift significantly. When the assets currently under development are producing cash flows, I refuse to believe that the market will continue to look at this company and say "your dollar is worth sixty cents." As is typical in real estate development cycles, periods of elevated investment, integration, and leasing activity can temporarily pressure reported earnings. Incremental general and administrative costs, depreciation, financing expenses, and capital deployment associated with newly acquired and developing assets will continue to depress near-term financial results. GAAP earnings may therefore understate underlying value creation, while FFO may reflect some continued short-term pressure. Reported results will likely remain mixed until assets under development stabilize, vacancies are leased, and the next phase of earnings and NAV expansion is realized. Said simply, I know that 2026 is likely to be a mixed bag in much the way 2025 was. I also know that is frustrating for any shareholder looking for an immediate turn around to this year. But more important to me is knowing where the Company is headed. For a public company, even a small-cap public company, management and board ownership of this company is disproportionately large. Because insider ownership is so prevalent, there can be no doubt regarding alignment between management and shareholders. When we make capital decisions, we make them based on long-term value creation, even if they come at the expense of short-term results. Because of where we are and where we are going, our chairman bought 14,971 shares in 2025, and I bought 4,166. I won't speak for him, but I intend to buy just as much in 2026. With the assets, balance sheet, and talent at this Company's disposal, it is an investment I am only too happy to make, because I am confident that the market will ultimately recognize the value we are set to create with our same store growth and development pipeline. When we do, it will be hard to ignore.

Sincerely,

John D. Baker III
Chief Executive Officer

Forward Looking Statements

Certain matters discussed in this report contain forward-looking statements, including without limitation relating to the Company's plans, strategies, objectives, expectations, intentions, capital expenditures, future liquidity, and plans and timetables for completion of pending development projects. The words or phrases "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions identify forward-looking statements. The following factors and others discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: levels of construction activity in the markets served by our mining properties; availability and terms of financing; competition; interest rates, inflation and general economic conditions; demand for flexible warehouse/office facilities in the Mid-Atlantic and Florida; multifamily demand in Washington D.C. and Greenville, South Carolina; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company's other filings made from time to time with the Securities and Exchange Commission.

Operating Properties

The Company owns (predominately in fee simple but also through ownership of interests in joint ventures) approximately 21,485 acres of land in Florida, Georgia, Maryland, Virginia, South Carolina, and the District of Columbia. This land is held by the Company in four distinct segments: (i) Industrial and Commercial Segment (land owned and operated as income producing rental properties in the form of commercial properties), (ii) Mining Royalty Lands Segment (land owned and leased to mining companies for royalties or rents), (iii) Development Segment (land owned or joint ventures held for investment to be further developed for future income production or sales to third parties), and (iv) Multifamily Segment (ownership, leasing and management of buildings through joint ventures).

Industrial and Commercial Segment. As of December 31, 2025, the Industrial and Commercial Segment includes ten buildings at five commercial properties owned by the Company in fee simple as follows:

1) 34 Loveton Circle in suburban Baltimore County, MD consists of one office building totaling 33,708 square feet which is 59.3% occupied (25% of the space is occupied by the Company for use as our Baltimore headquarters). The property is subject to commercial leases with various tenants.

2) 155 E. 21st Street in Duval County, FL was an office building property that remains under lease through March 2026. We permitted the tenant to demolish all structures on the property during 2018.

3) Cranberry Run Business Park in Harford County, MD consists of five industrial buildings totaling 267,737 square feet which are 43.4% leased and occupied. The property is subject to commercial leases with various tenants.

4) Hollander 95 Business Park in Baltimore City, MD consists of three industrial buildings totaling 247,340 square feet that are 100.0% leased and occupied.

4) 755 Chelsea Road in Harford County, MD is a 258,279 square foot speculative industrial building. Our Development segment completed construction and it moved to this segment as of April 1, 2025.

Mining Royalty Lands Segment – Mining Properties. The Company owns a fee simple interest in 14 open pit aggregates quarries located in Florida, Georgia and Virginia, which comprise approximately 16,640 total acres. The Company's quarries are subject to mining leases with various tenants, including Vulcan Materials, Martin Marietta, Cemex, Quikrete, and The Concrete Company. Aggregates consist of crushed stone, sand, gravel, fill dirt, limestone, granite and calcium and are used primarily in construction applications.

Ten of the Company's quarries (located in Grandin, FL, Fort Myers, FL, Keuka, FL, Newberry, FL, Astatula, FL, Lake Louisa, FL, Columbus, GA, Macon, GA, Tyrone, GA, and Manassas, VA; totaling 15,058 acres) are currently being mined, and four of the Company's quarries (located in Marion County, FL, Astatula, FL, Lake Sand, FL and Forest Park, GA; totaling 1,582 acres) are leased but are not currently being mined. Our typical mining lease requires the tenant to pay the Company a royalty based on the number of tons of mined materials sold from our mining property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. In certain locations, typically where the sand and stone deposits on the property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount. In the fiscal years ended December 31, 2025, 2024 and 2023, aggregate tons sold with respect to the Company's mining properties were approximately 8,845,000, 9,351,000 and 9,569,000, respectively.

Mining Royalty Lands Segment - Brooksville Joint Venture. In 2006, a subsidiary of the Company entered into a joint venture agreement with Vulcan Materials Company to jointly own and develop approximately 4,280 acres of land near Brooksville, Florida as a mixed-use community. In April 2011, the Florida Department of Community Affairs issued its final order approving the development of the project consisting of 5,800 residential dwelling units and over 600,000 square feet of commercial and 850,000 square feet of light industrial uses. Zoning for the project was approved by the County in August 2012. Vulcan Materials still mines on the property and the Company receives 100% of the royalty on all tons sold at the Brooksville property. In the

fiscal years ended December 31, 2025, 2024, and 2023, aggregate tons sold were approximately 198,000, 203,000 and 239,000, respectively.

Mining Royalty Lands Segment - Other Properties. The segment also owns an additional 36 acres of investment property in Brooksville, Florida.

Additionally, these locations provide us with opportunities for valuable "second lives" for these assets through proper land planning and entitlement.

Significant "2nd life" Mining Lands:

Location	Acreage	Status
Brooksville, FL	4,280 +/-	Development of Regional of Impact and County Land Use and Master Zoning in place for 5,800 residential unit, mixed-use development.
Ft. Myers, FL	1,907 +/-	Approval in place for 105, one-acre, waterfront residential lots after mining completed
Total	**6,187 +/-**	

Development Segment – Industrial and Commercial Land. At December 31, 2025, this segment owned the following future development parcels:

1) 54 acres of land that will be capable of supporting over 635,000 square feet of industrial product located at 1001 Old Philadelphia Road in Aberdeen, MD (Crouse land adjacent to Cranberry Business Park).

2) 170 acres of land in Cecil County, MD that can accommodate 900,000 square feet of industrial development.

Development Segment – Land Held for Development or Sale. At At December 31, 2025, this segment was invested in the following development parcels:

1) Riverfront on the Anacostia: The Riverfront on the Anacostia property is a 5.8-acre parcel of real estate in Washington, D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. A revised Planned Unit Development (PUD) plan was approved in 2012 and permitted the Company to develop, in four phases, a four-building, mixed-use project, containing approximately 1,161,050 square feet. The approved development includes numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River. Phase 1 and 2 (Dock 79 & The Maren) are in the multifamily segment. The final two phases, Phase 3 and Phase 4 obtained second-stage PUD approval on October 10, 2025, permitting approximately 602,553 square feet of apartments (~590 units) with first floor retail. The PUD requires Phase 4 construction to commence within 3 years and commencing Phase 3 construction within 3 years after obtaining the Phase 4 certificate of occupancy. The net book value of this property is $9.0 million.

2) Square 664E: The Company's Square 664E property is approximately two acres situated on the Anacostia River at the base of South Capitol Street less than half a mile down river from our Riverfront on the Anacostia property. This property is currently under lease to Vulcan Materials for use as a concrete batch plant through 2026. In March 2017, reconstruction of the bulkhead was completed at a cost of $4.2 million in anticipation of future high-rise development. The net book value of this property is $7.0 million.

3) Hampstead Trade Center: The Hampstead Trade Center property in Carroll County, MD is a 118-acre parcel located adjacent to the State Route 30 bypass. The parcel was previously zoned for industrial use, but our request for rezoning for residential use was approved in December 2018. Management believes this to be a higher and better use of the property. We are fully engaged in the formal process of seeking PUD entitlements for this tract, which is now known as "Hampstead Overlook". This property is classified as Real estate held for investment, at cost on the balance sheet.

4) Windlass Run: In March 2016, the Company entered into an agreement with St. Johns Properties Inc., a Baltimore development company, to jointly develop the remaining lands of our Windlass Run Business Park, located in Middle River, MD, into a multi-building business park consisting of approximately 329,000 square feet of single-story office and retail space. The project will take place in several phases. Construction of the first phase, which includes two office buildings and two retail buildings totaling 100,030-square-feet (inclusive of 27,950 retail), commenced in the fourth quarter of 2017 and was completed in January 2019. At December 31, 2025 Phase I was 87.2% leased and occupied. In 2024, the partnership agreed to spend up to $1.0 million dollars to amend and modify 218,620 square feet of office and retail development for 153 for rent residential units, up to four (4) one-acre retail lots for ground lease opportunities, and maintain the flexibility to construct a single-story office building totaling 21,760 square feet.

5) Aberdeen Overlook: In October 2021, the Company entered into a loan agreement with CBR Aberdeen, LLC for $31.1 million in exchange for an interest rate of 10% and a 20% preferred return after which the Company is also entitled to a portion of proceeds from sales from a residential land development in Harford County, MD.

6) Estero: In August 2022, the Company invested $3.6 million for a 16% interest in a joint venture with Woodfield Development to purchase and develop 46 acres in Estero, FL into a mixed-use project with 596 multifamily units, 60,000 square feet of commercial space, 20,000 square feet of office space and a boutique 170-key hotel. While the joint venture rezoned the property, the Company received a preferred return of 8% with an option to roll its investment into equity in the vertical development or exit at that point. On September 12, 2025, we secured construction financing for the first phase (296 multifamily units and 28,745 square feet of retail) and agreed to invest $7.7 million to maintain our 16% interest.

7) Buzzard Point: In November 2022, the Company entered into a contribution agreement with MRP and Steuart Investment Company (SIC) regarding potential development of an estimated 1,200 multifamily units in four phases on land owned by SIC. The Company entered into a separate agreement with MRP to perform pre-development obligations for the contribution agreement. The Company owns 50% of the partnership with MRP.

8) Woven: In August 2023, the Company entered into an agreement with Woodfield Development for the acquisition and development our third multifamily project in Greenville, SC. On May 30, 2025, we secured construction financing for the $87.8M project with 214 units and 13,500 square feet of ground floor retail that is eligible to receive South Carolina Textile Rehabilitation Credits upon substantial completion and received Special Source Credits equal to 50% of the real estate taxes for a period of 20 years. The project broke ground during the 3rd quarter and substantial completion of the project is expected in late 2027.

9) We entered into two new joint venture agreements in early 2024 with Altman Logistics. The first joint venture is a 201,420 square-foot warehouse development project in Lakeland, FL, and the second joint venture is a two building 183,215 square-foot warehouse redevelopment

project in Broward County, FL. We closed on both construction loans in March, 2025 and construction commenced in the second quarter of 2025. Substantial completion of both projects is expected in the second quarter of 2026. On October 21, 2025 we purchased the interests of Altman Logistics in these two joint ventures and now own 100% of both of these projects.

10) Camp Lake: On July 23, 2025, we entered into a joint venture agreement with Strategic Real Estate Partners ("SREP"), a private real estate development firm which specializes in industrial real estate development, to develop 377,892 square feet in two warehouses in Lake County, Florida near Orlando, with options for investment in additional industrial warehouses on adjacent properties in the future. Substantial completion of the first warehouse is expected in the first quarter of 2027.

11) Altman Logistics business acquisition: On October 21, 2025, the Company completed the closing on its Purchase and Sales Agreement to acquire the business operations and development pipeline of Altman Logistics Properties, LLC, an operating platform of BBX Capital. The following table details the projects purchased and the square feet (SF) of the warehouses:

City	Street Address	36' Clear Height SF	Ownership Acquired	Status
Delray Beach, FL	14130 S State Rd. 7	199,476	10% (1)	Substantial completion Q1 2026
Delray Beach, FL	14130 S State Rd. 7	392,976	10% (1)	Land for 2 warehouses
Hamilton, NJ	600 Horizon Dr.	170,800	8.5% (1)	Substantial completion Q1 2026
Parsippany, NJ	8 Lanidex Plaza W.	140,031	10% (1)	Substantial completion Q2 2026
Southwest Ranches, FL	SW 202nd Ave. & Sheridan St.	335,617		Land acquisition contract 2026

(1) General Partner investment, distributions will be based upon waterfall model.

Multifamily Segment. At December 31, 2025, this segment was invested in the following stabilized multifamily joint ventures:

1) Dock 79: In 2014, approximately 2.1 acres (Phase I) of the total 5.8-acres was contributed to a joint venture owned by the Company (77%) and our partner, MRP Realty (23%), and construction commenced in October 2014 on a 305-unit residential apartment building with approximately 14,430 square feet of first floor retail space. The property is located on Potomac Avenue in Washington, DC, across the street from the Nationals Park and is part of a four-phase master development know as Riverfront on the Anacostia. Lease-up commenced in May 2016 and rent stabilization of the residential units of 90% occupied was achieved in the third quarter of 2017. The attainment of stabilization resulted in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning July 1, 2017, the Company consolidated the assets (at current fair value based on a third-party opinion), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $60,196,000 of which $20,469,000 was attributed to the noncontrolling interest. The Company used the fair value amount to calculate adjusted ownership under the Conversion

election. As such for financial reporting purposes effective July 1, 2017 the Company ownership is based upon this substantive profit-sharing arrangement and is 66.0% on a prospective basis. During fourth quarter 2022, as part of our new partnership with SIC and MRP, we sold a 20% interest in a tenancy-in-common of Dock 79 where FRP Holdings, Inc. is the majority partner with a 52.8% ownership.

2) The Maren: On May 4, 2018, the Company and MRP Realty formed a Joint Venture to develop the second phase only of the four-phase master development known as Riverfront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop and own a 250,000-square-foot mixed-use development which supports 264 residential units and 6,758 square feet of retail. Lease-up commenced in March 2020 and rent stabilization of the residential units of 90% occupied was achieved in March 2021. Reaching stabilization results in a change of control for accounting purposes as the veto rights of the minority shareholder lapsed and the Company became the primary beneficiary. As such, beginning March 31, 2021, the Company consolidated the assets (at fair value), liabilities and operating results of the joint venture. This consolidation resulted in a gain on remeasurement of investment in real estate partnership of $51,139,000 of which $13,965,000 was attributed to the noncontrolling interest. In accordance with the terms of the Joint Venture agreements, the Company used the fair value amount at date of conversion and calculated an adjusted ownership under the Conversion election. As such for financial reporting purposes effective March 31, 2021 the Company ownership is based upon this substantive profit-sharing arrangement and is 70.41% on a prospective basis as agreed to by FRP and MRP. During fourth quarter 2022, as part of our new partnership with SIC and MRP, we sold a 20% interest in a tenancy-in-common of The Maren where FRP Holdings, Inc. is the majority partner with a 56.3% ownership.

3) Riverside: On December 23, 2019 the Company and Woodfield formed a joint venture to develop a 200-unit residential apartment project located at 1430 Hampton Avenue, Greenville, SC. The project is located in an Opportunity Zone, which provides tax benefits in the new communities' development program as established by Congress in the Tax Cuts and Jobs Act of 2017. The Company contributed $6.2 million in exchange for a 40% ownership in the joint venture.

4) Bryant Street: On December 24, 2018 the Company and MRP Realty formed four partnerships to purchase and develop approximately five acres of land in an Opportunity Zone at 500 Rhode Island Ave NE, Washington, D.C. This first phase is a mixed-use development which supports 487 residential units and 91,520 square feet of first floor and stand-alone retail on approximately five acres of the roughly 12-acre site. The Company converted its preferred equity to common on January 1, 2024 increasing its ownership to 72.1%.

5) .408 Jackson: In December 2019, the Company entered into a joint venture with a new partner, Woodfield Development, for the acquisition and development of a mixed-use project known as ".408 Jackson" in an Opportunity Zone in Greenville, SC. Woodfield specializes in Class-A multifamily, mixed-use developments primarily in the Carolinas and DC. The project is located across the street from Greenville's minor league baseball stadium and holds 227 multifamily units and 4,539 square feet of retail space. The Company owns 40% of the development.

6) The Verge: On December 20, 2019 the Company and MRP formed a joint venture to acquire and develop a mixed-use project located in a Opportunity Zone at 1800 Half Street, Washington, D.C. This property is located in the Buzzard Point area of Washington, DC, less than half a mile downriver from Dock 79 and The Maren. It lies directly between our two acres on the Anacostia currently under lease by Vulcan and Audi Field, the home stadium of the DC United. The eleven-story structure has 344 apartments and 8,536 square feet of ground floor retail. The Company owns 61.37% of the partnership.

Five Year Summary

(Amounts in thousands except per share amounts)

		Years Ended December 31,				
		2025	2024	2023	2022	2021
Summary of Operations:						
Revenues	$	42,846	41,774	41,506	37,481	31,220
Operating profit	$	7,028	11,704	11,700	7,996	2,274
Interest expense	$	(2,967)	(3,150)	(4,315)	(3,045)	(2,304)
Net income	$	2,962	6,460	4,882	4,047	40,094
Income (loss) attributable to						
noncontrolling interest	$	(368)	75	(420)	(518)	11,879
Net income attributable to the Company	$	3,330	6,385	5,302	4,565	28,215
Per Common Share:						
Basic	$	0.18	0.34	0.28	0.24	1.51
Diluted	$	0.18	0.34	0.28	0.24	1.50
Financial Summary:						
Property and equipment, net	$	448,542	407,439	367,320	367,158	350,665
Total assets	$	735,145	728,485	709,166	701,084	678,190
Long-term debt	$	192,554	178,853	178,705	178,557	178,409
Shareholders' equity	$	428,513	423,103	414,520	407,145	396,423
Net Book Value per common share	$	22.42	22.21	21.85	21.52	21.06
Other Data:						
Weighted average common shares - basic		18,967	18,882	18,840	18,772	18,710
Weighted average common shares - diluted		19,015	18,970	18,922	18,870	18,794
Number of employees		25	19	15	13	14

(Dollars in thousands except per share amounts)

	For the Quarter Ended				
	March 31, 2025	June 30, 2025	Sept. 30, 2025	Dec. 31, 2025	Total Fiscal Year 2025
Revenues... $	10,306	10,850	10,775	10,915	42,846
Operating profit.................................... $	2,325	1,657	1,363	1,683	7,028
Net Income (loss) .... $	1,634	624	565	139	2,962
Net income attributable to the Company............................ $	1,710	578	662	380	3,330
Earnings per common share (a):					
Net income attributable to the Company-					
Basic... $	0.09	0.03	0.03	0.02	0.18
Diluted .... $	0.09	0.03	0.03	0.02	0.18
Market price per common share (b):					
High... $	31.52	28.95	27.49	25.47	31.52
Low.. $	27.55	26.30	24.30	22.33	22.33

	For the Quarter Ended				
	March 31, 2024	June 30, 2024	Sept. 30, 2024	Dec. 31, 2024	Total Fiscal Year 2024
Revenues... $	10,133	10,477	10,633	10,531	41,774
Operating profit.................................... $	2,882	2,820	3,083	2,919	11,704
Net Income.. $	1,335	2,059	1,379	1,687	6,460
Net income attributable to the Company....... $	1,301	2,044	1,361	1,679	6,385
Earnings per common share (a):					
Net income attributable to the Company-					
Basic... $	0.07	0.11	0.07	0.09	0.34
Diluted .... $	0.07	0.11	0.07	0.09	0.34
Market price per common share (b):					
High... $	31.78	31.07	30.48	32.48	32.48
Low.. $	28.64	29.01	27.48	29.00	27.48

(a) Earnings per share of common stock is computed independently for each quarter presented. The sum of the quarterly net earnings per share of common stock for a year may not equal the total for the year due to rounding differences.
(b) All prices represent high and low daily closing prices as reported by The Nasdaq Stock Market.

Management Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion includes a non-GAAP financial measure within the meaning of Regulation G promulgated by the Securities and Exchange Commission to supplement the financial results as reported in accordance with GAAP. The non-GAAP financial measure discussed is pro-rata net operating income (NOI). The Company uses this metric to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance. This measure is not, and should not be viewed as, a substitute for GAAP financial measures. Refer to "Non-GAAP Financial Measure" below in this annual report for a more detailed discussion, including reconciliations of this non-GAAP financial measure to its most directly comparable GAAP financial measure.

Executive Overview. FRP Holdings, Inc. ("FRP" or the "Company") is a real estate development, asset management and operating company business. Our properties are located in the Mid-Atlantic and southeastern United States and consist of:

Residential/mixed-use apartments in Washington, D.C., Greenville, SC, and Florida;

Warehouse or office properties in Maryland, New Jersey and Florida either existing or under development;

Mining royalty lands, some of which will have second lives as development properties;

Properties held for sale.

We believe our present capital structure, liquidity and land provide us with years of opportunities to increase recurring revenue and long-term value for our shareholders. We intend to focus on our core business activity of real estate development, asset management and operations. We are developing a broad range of asset types that we believe will provide acceptable rates of return, grow recurring revenues and support future growth. Capital commitments will be funded with cash proceeds from completed projects, existing cash, owned-land, partner capital and financing arrangements. Timing of projects may be subject to delays caused by factors beyond our control.

Reportable Segments. We conduct all of our business in the following four reportable segments: (1) multifamily (2) industrial and commercial (3) mining royalty lands and (4) development. For more information regarding our reportable segments, see Note 10. Business Segments of our consolidated financial statements included in this annual report.

Multifamily Segment. As of December 31, 2025 the Multifamily segment included six stabilized joint ventures which own and manage apartment buildings and any associated retail. These assets create revenue and cash flows through tenant rental payments and reimbursements for building operating costs. The Company's residential units typically lease for 12 – 15 month lease terms. If no notice to move out or renew is made, then the leases go month-to-month until notification of termination or renewal is received. Renewal terms are typically 9 – 12 months. The Company also leases retail spaces at apartment/mixed-use properties. The retail leases are typically 10 - 15 year leases with options to renew for another five years. Retail leases at these properties also include percentage rents which collect on average 3-6% of annual sales when a tenant exceeds a breakpoint stipulated by each individual lease. All base rent revenue is recognized on a straight-line basis. The major cash outlays incurred in this segment are for property taxes, full service maintenance, property management, utilities and marketing.

Industrial and Commercial Segment. The Industrial and Commercial segment owns, leases and manages commercial properties. These assets create revenue and cash flows through tenant rental payments, lease management fees and reimbursements for building operating costs. The Company's industrial warehouses typically lease for terms ranging from 3 – 10 years often with one or two renewal options. All base rent revenue is recognized on a straight-lined basis. All of the commercial warehouse leases are triple net and common area maintenance costs (CAM Revenue) are billed monthly, and insurance and real estate taxes are billed annually. Office leases are also recognized on a straight-lined basis. The major cash outlays incurred in this segment are for operating expenses, real estate taxes, building repairs, lease commissions and other lease closing costs, construction of tenant improvements, capital to acquire existing operating buildings and closing costs related thereto and personnel costs of our property management team.

Management focuses on several factors to measure our success on a comparative basis in this segment. The major factors we focus on are (1) net operating income growth, (2) growth in occupancy, (3) average annual occupancy rate (defined as the occupied square feet at the end of each month during a fiscal year divided by the number of months to date in that fiscal year as a percentage of the average number of square feet in the portfolio over that same time period), (4) tenant retention success rate (as a percentage of total square feet to be renewed), (5) building and refurbishing assets to meet Class A and Class B institutional grade classifications, and (6) reducing complexities and deferred capital expenditures to maximize sale price.

Mining Royalty Lands Segment. Our Mining Royalty Lands segment owns several properties comprising approximately 16,640 acres currently under lease for mining rents or royalties (excluding the 4,280 acres owned by our Brooksville joint venture with Vulcan Materials). Other than one location in Virginia, all of these properties are located in Florida and Georgia. The Company leases land under long-term leases that grant the lessee the right to mine and sell sand and stone deposits from our property in exchange for royalty payments. A typical lease has an option to extend the lease for additional terms. The typical lease in this segment requires the tenant to pay us a royalty based on the number of tons of mined materials sold from our property during a given fiscal year multiplied by a percentage of the average annual sales price per ton sold. As a result of this royalty payment structure, we do not bear the cost risks associated with the mining operations, however, we are subject to the cyclical nature of the construction markets in these states as both volumes and prices tend to fluctuate through those cycles. In certain locations, typically where the sand and stone deposits on our property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount. In the year ended December 31, 2025, aggregate royalty tons sold were 9.04 million.

The major expenses in this segment are comprised of collection and accounting for royalties, management's oversight of the mining leases, land entitlement for post-mining uses and property taxes at our non-leased locations and at our Grandin location which, unlike our other leased mining locations, are not entirely paid by the tenant. As such, our costs in this business are very low as a percentage of revenue, are relatively stable and are not affected by increases in production at our locations. Our current mining tenants are Vulcan Materials, Martin Marietta, Cemex, Quikrete and The Concrete Company.

In late 2023, the Central Florida Expressway Authority (CFX) used its eminent domain power to take title to approximately 27.6 acres from the southern boundary of a parcel of the Company's approximately 1,196-acre Lake Louisa property that is leased to Cemex. As required by Florida law, CFX deposited $2,582,000 into the registry of the Court, representing CFX's good faith estimate of the value of the condemned property. As the Company's tenant, Cemex is claiming a portion of the funds ultimately paid by CFX as business damages. The Company is litigating with CFX over the value of the condemned property. The condemnation proceeding is not expected to impact the lease with Cemex.

Development Segment. Through our Development segment, we own and are continuously monitoring for their "highest and best use" several parcels of land that are in various stages of development. Our overall strategy in this segment is to convert all our non-income producing lands into income production through (i) an orderly process of constructing new commercial and residential buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties. Additionally, our Development segment will purchase land or form joint ventures on new developments of land not previously owned by the Company.

Revenues in this segment are generated from management fee revenues from our joint venture partners and interim property rents. The significant cash outlays incurred in this segment are for land acquisition costs, entitlement costs, property taxes, design and permitting, and the personnel costs of our in-house management team (included in general and administrative expenses) and horizontal and vertical construction costs.

Joint ventures where FRP is not the primary beneficiary (including those in the Multifamily Segment) are reflected in the line "Investment in joint ventures" on the balance sheet and "Equity in loss of joint ventures" on the income statement. The following table summarizes the Company's investments in unconsolidated joint ventures (in thousands):

	FRP Ownership	The Company's Total Investment in Partnership	The Company's Share of Assets of the Partnership	The Company's Share of Debt of the Partnership	The Company's Share of Profit (Loss) Of the Partnership
As of December 31, 2025					
Brooksville Quarry, LLC	50.00%	$ 7,530	7,202	—	(45)
BC FRP Realty, LLC	50.00%	5,013	11,880	6,866	387
Buzzard Point Sponsor, LLC	50.00%	2,569	2,569	—	—
Bryant Street Partnerships	72.08%	59,334	134,196	78,389	(5,662)
Lending ventures	—%	14,803	—	—	—
Industrial Partnerships	9.63%	8,477	11,551	4,510	—
Greenville Woven	64.85%	12,231	13,957	1,142	—
Estero Partnership	16.00%	7,008	10,797	1,318	—
The Verge Partnership	61.37%	34,226	74,991	42,037	(2,615)
Greenville Partnerships	40.00%	1,062	35,815	32,042	(1,170)
Total		$ 152,253	302,958	166,304	(9,105)

The major classes of assets, liabilities and equity of the Company's unconsolidated joint ventures as of December 31, 2025 are summarized in the following two tables (in thousands):

As of December 31, 2025					
	Buzzard Point Sponsor LLC	Bryant Street Partnership	Estero Partnership	Verge Partnership	Greenville Partnership	Total Multifamily
Investments in real estate, net	$ 0	174,479	59,843	119,954	107,656	$ 461,932
Cash and restricted cash	0	3,643	7,406	1,728	3,109	15,886
Unrealized rents & receivables	0	6,783	235	374	92	7,484
Deferred costs	5,138	1,284	0	138	201	6,761
Total Assets	$ 5,138	186,189	67,484	122,194	111,058	$ 492,063
Secured notes payable	$ 0	108,760	8,235	68,498	81,865	$ 267,358
Other liabilities	0	2,363	3,331	1,509	4,660	11,863
Capital - FRP	2,569	56,735	6,828	31,952	12,385	110,469
Capital - Third Parties	2,569	18,331	49,090	20,235	12,148	102,373
Total Liabilities and Capital	$ 5,138	186,189	67,484	122,194	111,058	$ 492,063

As of December 31, 2025					
	Industrial Partnerships	Brooksville Quarry, LLC	BC FRP Realty, LLC	Lending Ventures	Greenville Partnership	Total Multifamily
Investments in real estate, net	$ 119,215	14,350	21,539	11,318	461,932	$ 628,354
Cash and restricted cash	760	53	1,347	0	15,886	18,046
Unrealized rents & receivables	0	0	548	0	7,484	8,032
Deferred costs	0	1	325	0	6,761	7,087
Total Assets	$ 119,975	14,404	23,759	11,318	492,063	$ 661,519
Secured notes payable	$ 46,843	0	13,731	(3,484)	267,358	$ 324,448
Other liabilities	6,163	0	288	0	11,863	18,314
Capital - FRP	7,239	7,530	4,870	14,802	110,469	144,910
Capital - Third Parties	59,730	6,874	4,870	0	102,373	173,847
Total Liabilities and Capital	$ 119,975	14,404	23,759	11,318	492,063	$ 661,519

The following table presents the calculation of the Company's pro rata share of certain balance sheet items by segment as of December 31, 2025::

Pro rata balance sheet (in thousands)	Multifamily	Industrial & Commercial	Mining Royalty Lands	Development	Corporate	Total
Consolidated assets	$ 329,303	62,260	47,729	187,237	108,616	$ 735,145
Investments in unconsolidated joint ventures	(94,622)		(7,530)	(50,101)		$ (152,253)
Company's share of assets in unconsolidated joint ventures	245,002		7,202	50,754		302,958
Noncontrolling interest in consolidated assets	(105,761)			(790)	(1,764)	(108,315)
Pro rata assets	$ 373,922	62,260	47,401	187,100	106,852	$ 777,535
Consolidated Secured notes payable	$ 179,001			13,533		$ 192,554
Company's share of debt in unconsolidated joint ventures	153,610			12,694		166,304
Noncontrolling interest in consolidated debt	(81,407)					(81,407)
Pro rata debt	$ 251,204	—	—	26,247	—	$ 277,451
Pro rata assets less debt	$ 122,718	62,260	47,401	160,853	106,852	$ 500,084
Deferred income taxes						(66,900)
Other liabilities and noncontrolling interest adjustment						(4,671)
Consolidated shareholder's equity						$ 428,513

Highlights 2025 compared to 2024:

• 48% decrease in Net Income ($3.3 million vs $6.4 million) mainly due to $2.5 million of expenses related to acquiring the Altman Logistics platform. Excluding the $2.5 million of Altman acquisition expenses, adjusted Net income was down $1.1 million primarily due to the Industrial and commercial segment's operating profit decline of $1.4 million.

• 0.7% decrease in pro rata NOI ($37.9 million vs $38.1 million) primarily due to a non-recurring $1.85 million minimum royalty payment in last year's third quarter partially offset by a $0.62 million royalty overpayment deduction in the prior year. The one-time, catch-up payment applied to the prior twenty four months when the tenant failed to meet a production requirement contained in the lease. The revenue from this payment was straight-lined over the life of the lease. Excluding the $1.23 million positive net impact of non-recurring items in last year, adjusted pro rata NOI was up $1.0 million (3%) this year.

• Multifamily segment's pro rata NOI decreased slightly as improved results at Bryant Street, .408 Jackson and The Verge were offset by reduced occupancy, uncollectable revenue along with higher operating costs and property taxes at Maren and higher than typical maintenance expenses at Dock 79.

• 8% decrease in Industrial and Commercial revenue and 14% decrease in that segment's NOI due to vacancies following an eviction and lease expirations.

• Mining Royalty Lands' Segment's NOI increased slightly. Excluding the $1.23 million non-recurring, positive net impact last year, adjusted pro rata NOI in this segment was up $1.5 million or 11% due to higher royalties per ton.

Executive Summary and Analysis – Results for 2025 were in line with the expectations we outlined earlier this year. Reported net income declined compared to 2024 primarily due to legal expenses associated with the acquisition of Altman Logistics Properties in October 2025. This acquisition was a critical step and tactical change in how we will execute our development strategy and is crucial to pro rata net operating income growth and expanding our asset base for the rest of this decade.

Pro rata Net Operating Income (NOI) for 2025 was down 0.7% compared to the previous year. In 2024, the Mining Royalty Lands segment benefitted from two non-recurring events which had a net positive impact to NOI of ~$1.2M. Adjusting for the $1.2M of non-recurring mining items from 2024, NOI would have been up by ~$1.0M, despite the vacancy and leasing headwinds we faced in our Commercial and Industrial segment..

Looking forward to 2026 and beyond, we will look to generate value in two ways. The first way, and the more immediate return, is through increasing same store industrial and commercial NOI. Absolutely essential to that is resolving our current industrial vacancies (approximately 400,000 square feet) to restore the segment's occupancy percentages back to the levels it has traditionally enjoyed. At current market rents, this represents approximately $3-3.5 million in NOI improvement to this segment that can be achieved with minimal capex.

The second way we will generate value is through our development segment. We have three industrial assets under development

in Lakeland and Broward County, FL and Minneola, FL, totaling 762,085 square feet of new, Class A industrial space. At lease-up stabilization, these assets represent approximately $9.3M in NOI attributable to the Company. Just as important if not more so was the acquisition of Altman Logistics in late 2025. This purchase included not only equity interests in joint ventures currently under development, but also key personnel who fill roles that were already envisioned as part of our development strategy. These new employees broaden our real estate development capabilities and do so in a manner which we expect to be highly accretive to the business. Prior to this transaction, our only method for expanding outside the Mid-Atlantic was through joint ventures. We saved the time and money of not having to hire new employees and open a new office, but the tradeoff was development fees and equity in successful projects. Through this acquisition, we have not only filled roles necessary to future growth with proven talent, but done so with employees based in markets beyond our historic development footprint that we previously needed joint ventures to enter. The additional cashflows generated from the future sale of our minority interests acquired in the Altman transaction will help fuel our newly expanded development platform. Far more important in terms of strategy and tactics, is the flexibility this transaction gives the Company. We are now able to execute both in-house development as well as fee development, or a hybrid of the two, and do so while generating equity for shareholders rather than giving it up. By acquiring Altman Logistics and its platform, through both the equity interest in projects currently under development and the team that came with it, we are in the markets we want to be in, have the people we need to grow, have projects underway capable of carrying the cost of this human capital, and can scale beyond our current size disproportionately to G&A growth and in lieu of bringing on additional JV partners. We have enhanced our flexibility in how we grow, can earn development fees instead of paying them, can generate equity in successful projects instead of giving it up, and compound these savings into additional projects under the same platform. The combination of development fees and loss in equity on a project can range from 3-15% of total project costs, so reversing that flow of cash and equity is not insignificant to the Company in terms of future earnings, cash flow, and NAV growth.

COMPARATIVE RESULTS OF OPERATIONS

Consolidated Results
(dollars in thousands)

			Twelve Months Ended December 31,	
	2025	2024	Change	%
Revenues:				
Lease revenue	$ 28,252	28,922	$ (670)	-2.3%
Mining royalty and rents	14,380	12,852	1,528	11.9%
Joint venture management fee revenue	214	—	214	
Total revenues	42,846	41,774	1,072	2.6%
Cost of operations:				
Depreciation, depletion, and amortization	10,959	10,187	772	7.6 %
Operating expenses	10,297	7,170	3,127	43.6 %
Property taxes	3,907	3,437	470	13.7%
General and administrative	10,655	9,276	1,379	14.9%
Total cost of operations	35,818	30,070	5,748	19.1%
Total operating profit	7,028	11,704	(4,676)	-40.0%
Net investment income	8,824	11,112	(2,288)	-20.6%
Interest expense	(2,967)	(3,150)	183	-5.8%
Equity in loss of joint ventures	(9,105)	(11,359)	2,254	-19.8%
(Loss) gain on sale of real estate	—	182	(182)	-100.0%
Income before income taxes	3,780	8,489	(4,709)	-55.5%
Provision for income taxes	818	2,029	(1,211)	-59.7%
Net income	2,962	6,460	(3,498)	-54.1%
Income (loss) attributable to noncontrolling interest	(368)	75	(443)	-590.7%
Net income attributable to the Company	$ 3,330	$ 6,385	$ (3,055)	-47.8%

Net income for 2025 was $3,330,000 or $.18 per share versus $6,385,000 or $.34 per share last year. Excluding the $2.5 million of Altman acquisition expenses, adjusted Net Income was down $1.1 million. Pro rata NOI for 2025 was $37,863,000 versus $38,139,000 last year. Excluding the $1.23 million positive net impact of nonrecurring items in last year, adjusted pro rata NOI was up $1.0 million (3%) this year. The following items impacted the comparative results:

• Operating profit decreased $4,676,000 impacted by $2,505,000 of expenses related to the Altman Logistics platform acquisition and higher General and administrative expense ($1,041,000 net of $214,000 Development fee revenue and $124,000 of acquisition expenses). General and administrative expense increased primarily due to overlapping compensation as a result of the implementation of our executive succession and transition plan that commenced in June, 2024 along with the new employees from the acquisition. Operating profit at our consolidated Multifamily segment (Dock & Maren only) decreased $1,164,000 due to lower occupancy and higher bad debts along with higher than typical maintenance expenses to upgrade our tenants' experience. Industrial and commercial segment's operating profit declined $1,372,000 because of a $652,000 increase in depreciation expense from completion of our new Chelsea warehouse, as well as lower occupancy due to a tenant default and non-renewing leases. Mining Royalty Land's segment operating profit increased

$1,400,000 due to higher per ton royalty revenues and the prior year's overpayment deduction of $619,000.

• Net investment income decreased $2,288,000 due to reduced earnings on cash equivalents ($1,956,000) and reduced income from our lending ventures ($332,000) primarily due to fewer residential lot sales..

• Interest expense decreased $183,000 compared to the same period last year as we capitalized $182,000 more interest. More interest was capitalized due to increased in-house and joint venture projects under development this year compared to last year.

• Equity in loss of Joint Ventures improved $2,254,000 due to improved results at our unconsolidated joint ventures. Results improved $719,000 at Windlass Run Business Park due to improved occupancy, lower variable interest rates ($246,000) and a $302,000 write-off of prior entitlement costs due to the change in use. Bryant Street results improved $1,059,000 due to lower variable interest rates ($732,000) along with a $305,000 improved NOI. Results improved $487,000 at The Verge primarily due to $284,000 lower interest expense following the refinancing in 2024 along with a $131,000 improvement in NOI.

Multifamily Segment (pro rata consolidated and pro rata unconsolidated)

(dollars in thousands)

			Twelve Months Ended December 31,			
	2025	%	2024	%	Change	%
Lease revenue	$ 33,250	100.0%	32,378	100.0%	872	2.7%
Depreciation and amortization	13,533	40.7%	13,311	41.1%	222	1.7%
Operating expenses	10,984	33.0%	10,558	32.6%	426	4.0%
Property taxes	3,972	11.9%	3,682	11.4%	290	7.9%
Cost of operations	28,489	85.7%	27,551	85.1%	938	3.4%
Operating profit before G&A	4,761	14.3%	4,827	14.9%	(66)	-1.4
Depreciation and amortization	13,533		13,311		222	
Unrealized rents & other	(184)		39		(223)	
Net operating income	$ 18,110	54.5%	18,177	56.1%	(67)	-.4%

The combined consolidated and unconsolidated pro rata net operating income this year for this segment was $18,110,000, down $67,000 compared to $18,177,000 last year. NOI at Dock 79 was down $160,000 (4%) due to higher than typical maintenance expenses to improve our tenants' experience. Maren NOI was down $457,000 (12%) due to lower occupancy and bad debts ($224,000), higher property taxes ($99,000), and higher than typical maintenance expenses. Bryant Street NOI increased $305,000 (5%) primarily due to improved occupancy, lower bad debts and higher retail revenues. Riverside NOI decreased $29,000 (3%) primarily due to higher property taxes ($53,000). NOI at .408 Jackson increased $143,000 (11%) primarily due to improved rental rates.

The Verge NOI increased $131,000 (5%) primarily due to higher occupancy and reduced rent concessions more than offsetting a $128,000 increase in property taxes.

Apartment Building	Units	Pro rata NOI 2025	Pro rata NOI 2024	Avg. Occupancy 2025	Avg. Occupancy 2024	Renewal Success Rate YTD 2025	Renewal % increase 2025
Dock 79 Anacostia DC	305	$ 3,640,000	$ 3,800,000	94.0%	94.2%	70.9%	3.9%
Maren Anacostia DC	264	$ 3,319,000	$ 3,776,000	92.6%	94.3%	56.9%	4.0%
Riverside Greenville	200	$ 832,000	$ 861,000	92.4%	93.3%	61.0%	4.4%
Bryant Street DC	487	$ 6,098,000	$ 5,793,000	92.4%	91.4%	59.5%	2.7%
.408 Jackson Greenville	227	$ 1,441,000	$ 1,298,000	94.4%	95.0%	60.0%	3.2%
Verge Anacostia DC	344	$ 2,780,000	$ 2,649,000	92.5%	90.0%	66.0%	2.1%
Multifamily Segment	1,827	$ 18,110,000	$ 18,177,000	93.0%	92.7%		

Multifamily Segment (Consolidated - Dock & Maren)

(dollars in thousands)

	2025	%	2024	%	Change	%
			Twelve Months Ended December 31,			
Lease revenue	$ 21,852	100.0%	22,096	100.0%	(244)	-1.1%
Depreciation and amortization	7,940	36.4%	7,936	35.8%	4	0.1%
Operating expenses	6,713	30.7%	6,047	27.4%	666	11.0%
Property taxes	2,538	11.6%	2,288	10.4%	250	10.9%
Cost of operations	17,191	78.7%	16,271	73.6%	920	5.7%
Operating profit before G&A	$ 4,661	21.3%	5,825	26.4%	(1,164)	-20.0%

Total revenues for our two consolidated joint ventures (Dock & Maren) were $21,852,000, a decrease of $244,000 versus $22,096,000 last year. Revenues increased $60,000 at Dock 79 due to improved retail billings and Maren revenues decreased $304,000 due to lower occupancy and higher bad debts. Operating expenses increased at both properties due to higher than typical maintenance expenses to upgrade our tenants' experience and higher property taxes. Total operating profit before G&A for the consolidated joint ventures was $4,661,000, down $1,164,000, or 20% versus $5,825,000 last year.

Multifamily Segment (Pro rata unconsolidated)

(dollars in thousands)

	2025	%	2024	%	Change	%
			Twelve Months Ended December 31,			
Lease revenue	$ 21,348	100.0%	20,336	100.0%	1,012	5.0%
Depreciation and amortization	9,181	43.0%	8,961	44.1%	220	2.5%
Operating expenses	7,412	34.7%	7,332	36.1%	80	1.1%
Property taxes	2,590	12.1%	2,438	12.0%	152	6.2%
Cost of operations	19,183	89.9%	18,731	92.1%	452	2.4%
Operating profit before G&A	$ 2,165	10.1%	1,605	7.9%	560	34.9%

For our four unconsolidated joint ventures, pro rata revenues were $21,348,000, an increase of $1,012,000 or 5% compared to $20,336,000 in the same period last year as all four projects experienced revenue improvement. Revenues improved at the Verge (up $446,000) due to higher occupancy and lower rent concessions, at Bryant Street (up $262,000) due to improved occupancy, lower bad debts and higher retail revenues, at .408 Jackson (up $229,000) due to improved rates, and at Riverside (up $76,000). Depreciation increased $220,000 primarily due to the write-off of water damaged fixed assets as a result of two small accidental fires. Pro rata operating profit before G&A was $2,165,000 versus $1,605,000 last year, an increase of $560,000 or 35%.

Industrial and Commercial Segment

dollars in thousands)

	2025	%	2024	%	Change	%
			Twelve Months Ended December 31,			
Lease revenue	$ 5,150	100.0%	5,621	100.0%	(471)	(8.4)%
Depreciation and amortization	2,096	40.8%	1,444	25.7%	652	45.2%
Operating expenses	913	17.7%	803	14.3%	110	13.7%
Property taxes	403	7.8%	264	4.7%	139	52.7%
Cost of operations	3,412	66.3%	2,511	44.7%	901	35.9%
Operating profit before G&A	1,738	33.7%	3,110	55.3%	(1,372)	(44.1%)
Depreciation and amortization	2,096		1,444		652	
Unrealized revenues	94		(7)		101	
Net operating income	$ 3,928	76.3%	4,547	80.9%	$ (619)	(13.6%)

Total revenues in this segment were $5,150,000, down $471,000 or 8%, over last year. Operating profit before G&A was $1,738,000, down $1,372,000 or 44% from $3,110,000 last year. Depreciation and amortization increased $652,000 primarily due to last April's completion of our 258,000 square foot speculative Chelsea warehouse. Net operating income in this segment was $3,928,000, down $619,000 or 14% compared to last year. Cranberry NOI was down $509,000 due to average occupancy of 58% compared to 92% last year. Chelsea NOI was negative $118,000 due to carry costs. NOI at 34 Loveton was down $67,000 due to average occupancy of 81% compared to 91% last year. Hollander NOI increased $77,000 while it remained fully occupied.

Mining Royalty Lands Segment Results

(dollars in thousands)

	2025	%	2024	%	Change	%
			Twelve Months Ended December 31,			
Mining royalty and rent revenue	$ 14,380	100.0%	12,852	100.0%	1,528	11.9%
Depreciation, depletion, and amortization	752	5.1%	636	5.0%	116	18.2%
Operating expenses	65	0.5%	69	0.5%	(4)	-5.8%
Property taxes	310	2.2%	294	2.3%	16	5.4%
Cost of operations	1,127	7.8%	999	7.8%	128	12.8%
Operating profit before G&A	13,253	92.2%	11,853	92.2%	1,400	11.8%
Depreciation and amortization	752		636		116	
Unrealized revenues	608		1,907		(1,299)	
Net operating income	$ 14,613	101.6%	$ 14,396	112.0%	$ 217	1.5%

Total revenues in this segment were $14,380,000, an increase of $1,528,000 or 12% versus $12,852,000 last year. Royalty revenues in the prior year were impacted by the deduction of royalties to resolve an $842,000 overpayment which we referenced previously. During 2024, the tenant withheld $619,000 in royalties otherwise decrease at one location that had one-time project specific rail shipments in the prior year. The revenue reduction from the decreased volume was more than offset by (i) increased royalties per ton (up 12.8% excluding the prior year payment deduction) and (ii) the overpayment reduction in the prior year. Total operating profit before G&A in this segment was $13,253,000, an increase of $1,400,000 versus $11,853,000 last year. Net operating income in this segment was $14,613,000, up only $217,000 compared to last year as the higher revenues this year were nearly offset by the $1.23M nonrecurring, net positive impact in last year.

Development Segment Results

(dollars in thousands)

	2025	2024	Change
	Twelve months ended December 31		
Lease revenue	$ 1,250	1,205	45
Management fee revenue	$ 214	—	214
Total revenues	$ 1,464	1,205	259
Depreciation, depletion and amortization	171	171	—
Operating expenses	2,606	251	2,355
Property taxes	656	591	65
Cost of operations	3,433	1,013	2,420

Operating (loss) profit before G&A	$ (1,969)	192	(2,161)

Joint venture management fee revenues are fees paid to the Company primarily from our three minority ownership warehouse projects acquired October 21, 2025. Development segment operating expenses included $2,381,000 of expenses related to the Altman Logistics platform acquisition.

With respect to ongoing Development Segment projects:

• We are the principal capital source to develop 344 residential lots on 110 acres in Harford County, MD. We have funded $27.8 million of our $31.1 million total commitment. A national homebuilder is under contract to purchase all 222 townhome lots and 122 single family lots. At quarter-end, 195 lots have been sold and $26.4 million has been returned to the company of which $6.4 million was booked as profit to the Company.

• We entered into two new joint venture agreements in early 2024 with Altman Logistics. The first joint venture is a 201,420 square-foot warehouse development project in Lakeland, FL, and the second joint venture is a two building 183,215 square-foot warehouse redevelopment project in Broward County, FL. We closed on both construction loans in March, 2025 and construction commenced in the second quarter of 2025. Substantial completion of both projects is expected in the second quarter of 2026. On October 21, 2025 we purchased the interests of Altman Logistics.

• On May 30, 2025, we secured construction financing for our multifamily joint venture with Woodfield Development, known as Woven. This is our third multifamily project in Greenville, SC. This is an $87.8M project with 214 units and 13,500 square feet of ground floor retail that is eligible to receive South Carolina Textile Rehabilitation Credits upon substantial completion and received Special Source Credits equal to 50% of the real estate taxes for a period of 20 years. The project broke ground during the 3rd quarter and substantial completion of the project is expected in late 2027.

• On July 23,2025, we entered into a joint venture agreement with Strategic Real Estate Partners ("SREP"), a private real estate development firm which specializes in industrial real estate development, to develop 377,892 square feet in two warehouses in Lake County, Florida near Orlando, with options for investment in additional industrial warehouses on adjacent properties in the future. Substantial completion of the first warehouse is expected in the first quarter of 2027.

• On September 12, 2025, we secured construction financing for the first phase (296 multifamily units and 28,745 square feet of retail) of our Estero joint venture with Woodfield Development, located between Naples and Ft. Myers. Substantial completion is expected late 2027.

• On October 21, 2025, the Company completed the closing on its Purchase and Sales Agreement to acquire the business operations and development pipeline of Altman Logistics Properties, LLC, an operating platform of BBX Capital. In conjunction with the acquisition, the Company hired six of Altman Logistic's employees. The following table details the projects purchased and the square feet (SF) of the warehouses:

City	Street Address	36' Clear Height SF	Ownership Acquired	Status
Delray Beach, FL	14130 S State Rd. 7	199,476	10% (1)	Substantial completion Q1 2026
Delray Beach, FL	14130 S State Rd. 7	392,976	10% (1)	Land for 2 warehouses
Hamilton, NJ	600 Horizon Dr.	170,800	8.5% (1)	Substantial completion Q1 2026
Parsippany, NJ	8 Lanidex Plaza W.	140,031	10% (1)	Substantial completion Q2 2026
Southwest Ranches, FL	SW 202nd Ave. & Sheridan St.	335,617		Land acquisition contract 2026

(1) General Partner investment, distributions will be based upon waterfall model.

Liquidity and Capital Resources. The growth of the Company's businesses requires significant cash to acquire and develop land or operating buildings and to construct new buildings and tenant improvements. As of December 31, 2025, we had $105,361,000 of cash, cash equivalents, and restricted cash. As of December 31, 2025 we had no debt borrowed under our $50 million Wells Fargo revolver, $410,000 outstanding under letters of credit and $49,590,000 available to borrow under the revolver.

Cash Flows — The following table summarizes our cash flows from operating, investing and financing activities for each of the periods presented (in thousands of dollars)::

	Twelve months ended December 31	
	2025	2024
Total cash provided by (used for):		
Operating activities	$ 29,677	28,986
Investing activities	(73,670)	(50,166)
Financing activities	(581)	12,700
Increase (decrease) in cash and cash equivalents	$ (44,574)	(8,480)
Outstanding debt at the beginning of the period	178,853	178,705
Outstanding debt at the end of the period	192,554	178,853

Operating Activities — Net cash provided by operating activities for the year ended December 31, 2025 was $30 million versus $29 million last year. The increase was primarily due to increased accounts payables and depreciation mostly offset by a $3.5 million decrease in net income and a $1.7 million increase in deferred and current income taxes.

Investing Activities — Net cash used in investing activities for the year ended December 31, 2025 was $74 million versus $50 million in the same period last year. The $24 million increase was primarily due to the $23.5 million Altman Logistics platform acquisition.

Financing Activities — Net cash used in financing activities was $581,000 versus $13 million provided in the same period last year. The contributions from noncontrolling interests decreased $14 million reflecting Altman Logistics contributions at the higher ownership level prior to the loan closings. We repurchased $464,000 of Company stock in 2025 related to the vesting of equity compensation.

Credit Facilities — On July 21, 2025, the Company entered into a 2025 Amended and Restated Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, N.A. ("Wells Fargo"). The Credit Agreement modifies the Company's prior Credit Agreement with Wells Fargo, dated December 22, 2023. The Credit Agreement establishes a three-year revolving credit facility with a maximum facility amount of $50 million. The interest rate under the Credit Agreement will be 2.25% over Daily Simple SOFR. A commitment fee of 0.35% per annum is payable quarterly on the unused portion of the commitment. The credit agreement contains certain conditions and financial covenants, including a minimum tangible net worth and dividend restriction. As of December 31, 2025, these covenants would have limited our ability to pay dividends to a maximum of $87 million combined.

On March 19, 2021, the Company refinanced Dock 79 and The Maren projects pursuant to separate Loan Agreements and Deed of Trust Notes entered into with Teachers Insurance and Annuity Association of America, LLC. Dock 79 and The Maren borrowed principal sums of $92,070,000 and $88,000,000 respectively, in connection with the refinancing. The loans bear a fixed interest rate of 3.03% per annum, and require monthly payments of interest only with the principal in full due April 1, 2033.

On July 25, 2022 the Greenville partnership at Riverside secured a $32,000,000 loan with a fixed rate of 4.92% from Synovus Bank, replacing the $22,800,000 loan with Truist Bank. It is an eight year loan maturing July 25, 2030. The term coincides with when the opportunity zone holding period lapses in 2030, when a sale could take place and the tax on gain is forgiven.

On December 4, 2023 the Bryant Street partnership secured a $110,000,000 loan with a floating rate equal to SOFR plus 2.9% from Rialto Capital Management, replacing the $132,000,000 loan with Capital One. It is a three year loan with two one-year extensions. A SOFR rate cap was secured at 5.35% from Chatham Financial creating an effective interest rate ceiling of 8.25%. The loan has a floor interest rate of 6.90%. FRP will look to secure a fixed permanent loan in the future when interest rates are more favorable.

On January 30, 2024 the Greenville partnership at .408 Jackson secured a $49,450,000 loan with a fixed rate of 5.59% from Fannie Mae, replacing the $36,000,000 loan with First National Bank. It is a seven year loan maturing February 1, 2031. The interest rate was favorable given the current market conditions and the term coincides with when the opportunity zone holding period lapses in 2030, when a sale could take place and the tax on gain is forgiven. As a result of refinancing, the Company received a $5 million return of capital.

On April 25, 2024 the Verge partnership secured a $68,862,000 loan with a fixed rate of 5.72% from Fannie Mae, replacing the $72,823,000 loan with Truist Bank. It is a seven year loan maturing May 1, 2031. The opportunity zone holding period lapses in 2030, when a sale could take place and the tax on gain is forgiven.

On March 7, 2025 the Lakeland partnership secured a $16.0 million loan with a floating rate equal to SOFR plus 2.75% from Seacoast National Bank. It is a three-year construction/stabilization loan with a 2-year conditional extension at SOFR plus 2.50% with an interest rate swap conversion.

On March 13, 2025 the Davie partnership secured a $31.9 million loan with a floating rate equal to SOFR plus 2.75% from Synovus National Bank. It is a three-year construction/stabilization loan with a 2-year conditional extension at SOFR plus 2.25%.

On May 30, 2025 the Woven partnership secured a $42.9 million loan with a floating rate equal to SOFR plus 2.85% from Bank of Texas and First Horizon Bank. It is a four-year construction/stabilization loan and includes a one-year conditional extension with principal and interest payments.

On June 16, 2025 the BC Realty partnership refinanced our FRP provided floating rate construction loans on our two office buildings with Symetra Life Insurance Company. This is a 10 year, fully amortizing $10.5M permanent loan, at a fixed interest rate of 6.40%.

On July 23, 2025 the Camp Lake partnership secured a $33.0 million loan at SOFR plus 2.75% from Pinnacle Bank. It is a three-year construction/stabilization loan with two one-year conditional extensions.

On September 15, 2025 the Estero partnership secured a $81.5 million loan at SOFR plus 2.75% from Santander Bank. It is a four-year construction/stabilization loan with two one-year conditional extensions. In addition, there is an $8 million loan at SOFR plus 4.25% from Santander Bank related to future phases.

On October 21, 2025 as part of the Altman Logistics platform acquisition the Company assumed minority equity ownership interests in three joint ventures which had existing construction debt agreements. Delray partnership secured a $23.8 million loan at SOFR plus 3.50% from City National Bank. It is a two-year construction loan issued April 4, 2024 with two one-year conditional extensions. The Delray partnership also secured a two-year $7.5 million loan at SOFR plus 3.75% on April 4, 2024 from City National for the land for future phases of the project, also with two one-year conditional extensions. Parsippany partnership secured a $22.0 million loan at SOFR plus 2.75% from Truist Bank. It is a three-year construction loan issued January 15, 2025 with a one-year conditional extension. Hamilton partnership secured a $20.5 million loan at SOFR plus 3.50% from the joint venture partner effective for three years from May 22, 2025 with two one-year conditional extensions.

Cash Requirements — The Company expects to invest cash of $75 million into our existing real estate holdings and joint ventures during 2026 and $114 million beyond 2026 for projects currently in our pipeline, with such capital being funded from cash and investments on hand, cash generated from operations, property sales, distributions from joint ventures, or borrowings through credit facilities.

NON-GAAP FINANCIAL MEASURES.

To supplement the financial results presented in accordance with GAAP, FRP presents certain non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. We believe these non-GAAP measures provide useful information to our Board of Directors, management and investors regarding certain trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, purposes of determining management incentive compensation and budgeting, forecasting and planning purposes. We provide Pro rata net operating income (NOI), adjusted Pro rata net operating income, and adjusted Net income because we believe they assist investors and analysts in estimating our economic interest in our consolidated and unconsolidated partnerships, when read in conjunction with our reported results under GAAP. We provided an adjusted Net Income to adjust for the impact of one-time expenses of the Altman Logistics acquisition, which is a material business combination unlike our historical real estate acquisitions or joint ventures where expenses are capitalized. We also provided adjusted net operating income to adjust for the impact of the one-time material royalty payment in the third quarter of 2024 to better depict the comparable results. Management believes these adjustments provide a more accurate comparison of our on-going business operations and results over time due to the non-recurring, material and unusual nature of these two specific items. These measures are not, and should not be viewed as, a substitute for GAAP financial measures. For ease of comparison all the figures in the tables below include the results for The Verge in the Multifamily segment for all periods shown.

Pro-Rata Net Operating Income Reconciliation
Twelve months ended 12/31/25 (in thousands)

	Industrial and Commercial Segment	Development Segment	Multifamily Segment	Mining Royalties Segment	Unallocated Corporate Expenses	FRP Holdings Totals
Net Income (loss)	$ 1,330	1,270	(5,773)	10,104	(3,969)	2,962
Income tax allocation	408	390	(1,784)	3,104	(1,300)	818
Income (loss) before income taxes	1,738	1,660	(7,557)	13,208	(5,269)	3,780
Less:						
Management fee revenue	–	214	–	–	–	214
Interest income	–	3,243	18	–	5,563	8,824
Plus:						
Unrealized rents	94	1	21	608	–	724
Professional fees	–	2,406	164	–	–	2,570
Equity in loss of joint ventures	–	(386)	9,446	45	–	9,105
Interest expense	–	–	2,790	–	177	2,967
Depreciation/amortization	2,096	171	7,940	752	–	10,959
General and administrative	–	–	–	–	10,655	10,655
Net Operating Income (loss)	3,928	395	12,786	14,613	—	31,722
NOI of noncontrolling interest	–	–	(5,827)	–	–	(5,827)
Pro rata NOI from unconsolidated joint ventures	–	817	11,151	–	–	11,968
Pro rate net operating income	$ 3,928	1,212	18,110	14,613	—	37,863

Pro Rata Net Operating Income Reconciliation
Twelve months ended 12/31/24 (in thousands)

	Industrial/ Commercial Segment	Development Segment	Multifamily Segment	Mining Royalties Segment	Unallocated Corporate Expenses	FRP Holdings Totals
Net Income (loss)	$ 1,459	(3,098)	(5,708)	8,219	5,588	6,460
Income Tax Allocation	448	(952)	(1,764)	2,525	1,772	2,029
Income (loss) before income taxes	1,907	(4,050)	(7,472)	10,744	7,360	6,398
Less:						
Unrealized rents	7	–	–	–	–	7
Gain on sale of real estate	–	–	–	182	–	182
Interest income	–	3,574	–	–	7,538	11,112
Plus:						
Unrealized rents	–	–	10	1,907	–	1,917
Professional fees	–	–	85	–	–	85
Equity in loss of Joint Ventures	–	2,049	9,266	44	–	11,359
Interest Expense	–	–	2,972	–	178	3,150
Depreciation/Amortization	1,444	171	7,936	636	–	10,187
General and administrative	1,203	5,767	1,059	1,247	–	9,276
Net Operating Income (loss)	4,547	363	13,856	14,396	–	33,162
NOI of noncontrolling interest	–	–	(6,326)	–	–	(6,326)
Pro-rata NOI from unconsolidated joint ventures	–	656	10,647	–	–	11,303
Pro rata net operating income	$ 4,547	1,019	18,177	14,396	–	38,139

	Three Months Ended December 31		Years Ended December 31	
	2025	2024	2025	2024
Reconciliation of net Income to adjusted net income:				
Net income attributable to the Company	$ 380	$ 1,679	$ 3,330	$ 6,385
Adjustments related to Altman acquisition expenses:				
Operating expenses	431	—	2,381	—
General and administrative	81	—	124	—
Total adjustments to net income before income taxes	512	—	2,505	—
Income tax effect on non-GAAP adjustment	(120)	—	(589)	—
Adjusted net income attributable to the Company	$ 772	$ 1,679	$ 5,246	$ 6,385
Reconciliation of NOI to adjusted NOI:				
Pro rata net operating income	$ 9,288	$ 9,103	$ 37,863	$ 38,139
Minimum royalty payment applicable to prior 24 months—	—	—	—	(1,853)
Deduction to resolve royalty overpayment	—	—	—	619
Adjusted pro rata net operating income	$ 9,288	$ 9,103	$ 37,863	$ 36,905

OFF-BALANCE SHEET ARRANGEMENTS

The Company has outstanding letters of credit described above under "Liquidity and Capital Resources." The Company has guaranteed debt as described in Note 12 Contingent Liabilities. The Company's unconsolidated Joint Ventures have debt as scheduled under "Investments in Joint Ventures". The Company does not have any other off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on its financial condition.

CRITICAL ACCOUNTING POLICIES

Management of the Company considers the following accounting policies critical to the reported operations of the Company:

Net Real Estate Investments and Impairment of Assets. Net real estate investments are recorded at cost less accumulated depreciation and depletion. Depletion expense is computed on the basis of units of production in relation to estimated sand and stone deposits. Provision for depreciation of Net real estate investments is computed using the straight-line method based on the following estimated useful lives:

	Years
Buildings and improvements	3-39

The Company periodically reviews net real estate investments for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. This review consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. Changes in estimates or assumptions could have an impact on the Company's financials.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a development cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. Changes in estimates or assumptions could have an impact on the Company's financials.

Accounting for Real Estate Investments. The Company accounts for its real estate investments which are not wholly owned using either the cost method, the equity method or by consolidation with related non-controlling interest. Consolidation is required if the Company controls an investment and is the primary beneficiary. Equity method is required when the Company has significant influence over the operating and financial policies of the investment but is not in control or not the primary beneficiary. Cost method applies when the Company does not have significant influence of the operating and financial policies. Significant judgment is required and regular review as the facts change.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at December 31, 2025, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

INFLATION

Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. Substantially all of the Company's royalty agreements are based on a percentage of the sales price of the related mined items. Substantially all lease agreements provide escalation provisions.

Years ended December 31
(in thousands, except per share amounts)

	Year ended December 31 2025	Year ended December 31 2024	Year ended December 31 2023
Revenues:			
Lease revenue	$ 28,252	28,922	28,979
Mining Royalty and rents	14,380	12,852	12,527
Joint venture management fee revenue	214	-	-
Total Revenues	42,846	41,774	41,506
Cost of operations:			
Depreciation, depletion and amortization	10,959	10,187	10,821
Operating expenses	10,297	7,170	7,364
Property taxes	3,907	3,437	3,650
General and administrative	10,655	9,276	7,971
Total cost of operations	35,818	30,070	29,806
Total operating profit	7,028	11,704	11,700
Net investment income	8,824	11,112	10,897
Interest expense	(2,967)	(3,150)	(4,315)
Equity in loss of joint ventures	(9,105)	(11,359)	(11,937)
Gain on sale of real estate and other income	-	182	53
Income before income taxes	3,780	8,489	6,398
Provision for income taxes	818	2,029	1,516
Net income	2,962	6,460	4,882
Loss (gain) attributable to noncontrolling interest	(368)	75	(420)
Net income attributable to the Company	$ 3,330	6,385	5,302
Earnings per common share:			
Net Income attributable to the Company			
Basic	$ 0.18	0.34	0.28
Diluted	$ 0.18	0.34	0.28
Number of shares (in thousands) used in computing:			
-basic earnings per common share	18,967	18,882	18,840
-diluted earnings per common share	19,015	18,970	18,922

See accompanying notes.

Years ended December 31
(in thousands)

	Year ended December 31 2025	Year ended December 31 2024	Year ended December 31 2023
Net income..	$ 2,962	6,460	4,882
Other comprehensive income (loss) net of tax:			
Unrealized gain (loss) on investments,			
net of income tax effect of $–, $49 and $563	1	52	1,341
Minimum pension liability,			
net of income tax effect of $(10), $(10) and $(12)	(32)	(32)	(30)
Comprehensive income..	$ 2,931	6,480	6,193
Less comp. income (loss) attributable to noncontrolling interest	(368)	75	(420)
Comprehensive income attributable to the Company...	$ 3,299	6,405	6,613

See accompanying notes.

Consolidated Balance Sheets

As of December 31
(in thousands, except share data)

	Year ended December 31 2025	Year ended December 31 2024
Assets:		
Real estate investments at cost:		
Land	$ 182,936	168,943
Buildings and improvements	309,132	283,421
Projects under construction	45,032	32,770
Total investments in properties	537,100	485,134
Less accumulated depreciation and depletion	88,558	77,695
Net investments in properties	448,542	407,439
Real estate held for investment, at cost	12,626	11,722
Investment in joint ventures	153,084	153,899
Net real estate investments	614,252	573,060
Cash, cash equivalents and restricted cash including $11,394 and $1,315 of restricted cash at December 31, 2024 and 2024, respectively	105,361	149,935
Accounts receivable, net	1,874	1,352
Federal and state income taxes receivable	1,071	–
Unrealized rents	1,264	1,380
Deferred Costs	3,768	2,136
Goodwill	6,893	–
Other assets	662	622
Total assets	$ 735,145	728,485
Liabilities:		
Secured notes payable	192,554	178,853
Accounts payable and accrued liabilities	12,148	6,026
Other liabilities	2,317	1,487
Federal and state income taxes payable	–	611
Deferred revenue	3,356	2,437
Deferred income taxes	66,900	67,688
Deferred compensation	1,524	1,465
Tenant security deposits	689	805
Total liabilities	279,488	259,372
Commitments and contingencies		
Equity:		
Common stock, $.10 par value; 25,000,000 shares authorized, 19,109,541 and 19,046,894 shares issued and outstanding, respectively	1,911	1,905
Capital in excess of par value	71,368	68,876
Retained earnings	355,210	352,267
Accumulated other comprehensive income, net	24	55
Total shareholders' equity	428,513	423,103
Noncontrolling interests	27,144	46,010
Total equity	455,657	469,113
Total liabilities and equity	$ 735,145	728,485

See accompanying notes.

Consolidated Statements of Cash Flows

Years ended December 31
(in thousands)

	Year ended December 31 2025	Year ended December 31 2024	Year ended December 31 2023
Cash flows from operating activities:			
Net income	$ 2,962	6,460	4,882
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	11,375	10,390	10,975
Deferred income taxes	(788)	(1,768)	1,496
Equity in loss of joint ventures	9,105	11,359	11,937
Gain on sale of equipment and property	(16)	(209)	(14)
Stock-based compensation	2,089	1,957	1,738
Net changes in operating assets and liabilities:			
Accounts receivable	(65)	(306)	120
Deferred costs and other assets	(196)	964	(499)
Accounts payable and accrued liabilities	6,951	(795)	3,028
Income taxes payable and receivable	(1,682)	948	(355)
Other long-term liabilities	(58)	(14)	(337)
Net cash provided by operating activities	29,677	28,986	32,971
Cash flows from investing activities:			
Investments in properties	(51,137)	(51,194)	(11,217)
Investments in joint ventures	(20,380)	(16,372)	(46,693)
Return of capital from investments in joint ventures	21,344	17,176	9,210
Logistics platform business combination, net of cash acquired	(23,513)	–	–
Proceeds from sale of assets	16	224	16
Net cash (used in) provided by investing activities	(73,670)	(50,166)	(48,684)
Cash flows from financing activities:			
Proceeds from long-term debt	13,888	—	–
Debt issue costs	(2,037)	—	–
Contribution from noncontrolling interest	1,234	15,706	–
Distribution to noncontrolling interest	(13,433)	(3,227)	(3,190)
Repurchase of Company stock	(464)	—	(2,000)
Exercise of employee stock options	231	221	1,024
Net cash (used in) provided by financing activities	(581)	12,700	(4,166)
Net (decrease) in cash, cash equivalents, and restricted cash	(44,574)	(8,480)	(19,879)
Cash, cash equivalents and restricted cash at beginning of year	149,935	158,415	178,294
Cash, cash equivalents and restricted cash at end of the year	$ 105,361	149,935	158,415
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest, net of amounts capitalized	$ 2,727	2,971	4,165
Income taxes, federal	$ 2,999	2,590	508
Income taxes, state	$ 239	200	419
Supplemental disclosure of cash flow information:			
Profits interest equity grant associated with business combination	$ 344	—	—

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)

	Common Stock Shared	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Compre-hensive Income, net of tax	Total Share Holders' Equity	Non-Controlling Interest	Total Equity
Balance at January 1, 2023	18,919,372	$ 1,892	$ 64,212	$ 342,317	$ (1,276)	$ 407,145	$ 37,066	$ 444,211
Exercise of stock options	49,710	5	1,019	—	—	1,024	—	1,024
Stock option grant compensation	—	—	60	—	—	60	—	60
Restricted stock compensation	—	—	1,028	—	—	1,028	—	1,028
Shares granted to Employee	1,856	—	50	—	—	50	—	50
Shares granted to Directors	20,760	2	598	—	—	600	—	600
Restricted stock award	50,568	5	(5)	—	—	—	—	—
Shares purchased and cancelled	(73,818)	(7)	(256)	(1,737)	—	(2,000)	—	(2,000)
Net income	—	—	—	5,302	—	5,302	(420)	4,882
Distributions to partners	—	—	—	—	—	—	(3,190)	(3,190)
Minimum pension liability, net	—	—	—	—	(30)	(30)	—	(30)
Unrealized gains on investment, net	—	—	—	—	1,341	1,341	—	1,341
Balance at December 31, 2023	18,968,4482	$ 1,897	$ 66,706	$ 345,882	$ 35	$ 414,520	$ 33,456	$ 447,976
Exercise of stock options	16,420	2	219	—	—	221	—	221
Stock option grant compensation	—	—	78	—	—	78	—	78
Restricted stock compensation	—	—	1,279	—	—	1,279	—	1,279
Shares granted to Directors	19,356	2	598	—	—	600	—	600
Restricted stock award	42,670	4	(4)	—	—	—	—	—
Shares purchased and cancelled	—	—	—	—	—	—	—	—
Net income	—	—	—	6,385	—	6,385	75	6,460
Contributions from partner	—	—	—	—	—	—	15,706	15,706
Distributions to partners	—	—	—	—	—	—	(3,227)	(3,227)
Minimum pension liability, net	—	—	—	—	(32)	(32)	—	(32)
Unrealized gains on investment, net	—	—	—	—	52	52	—	52
Balance at December 31, 2024	19,046,894	$ 1,905	$ 68,876	$ 352,267	$ 55	$ 423,103	$ 46,010	$ 469,113
Exercise of stock options	14,840	1	230	—	—	231	—	231
Stock option grant compensation	—	—	155	—	—	155	—	155
Restricted stock compensation	—	—	1,329	—	—	1,329	—	1,329
Shares granted to Employee	220	—	5	—	—	5	—	5
Shares granted to Directors	21,900	2	598	—	—	600	—	600
Restricted stock award	45,968	5	(5)	—	—	—	—	—
Shares purchased and cancelled	((20,281)	(2)	(75)	(387)	—	(464)	—	(464)
Net income	—	—	—	3,330	—	3,330	(368)	2,962
Contributions from partner	—	—	—	—	—	—	1,234	1,234
Distributions to partners	—	—	(89)	—	—	(89)	(19,732)	(19,821)
Profits interest equity grant	—	—	344	—	—	344	—	344
Minimum pension liability, net	—	—	—	—	(32)	(32)	—	(32)
Unrealized gains on investment, net	—	—	—	—	1	1	—	1
Balance at December 31, 2025	19,109,541	$ 1,911	$ 71,368	$ 355,210	$ 24	$ 428,513	$ 27,144	$ 455,657

1. Accounting Policies.

ORGANIZATION - FRP Holdings, Inc. (the "Company" or "FRP") was incorporated on April 22, 2014 in connection with a corporate reorganization that preceded the Spin-off of Patriot Transportation Holding, Inc. The Company's predecessor issuer was formed on July 20, 1988. FRP is a holding company engaged in various real estate businesses. The segments of the Company include: (i) leasing and management of industrial and commercial properties (the "Industrial and Commercial Segment"), (ii) leasing and management of mining royalty land owned by the Company (the "Mining Royalty Lands Segment"), (iii) real property acquisition, entitlement, development and construction primarily for apartment, retail, industrial, and office (the "Development Segment"), (iv) management of mixed-use residential/retail properties owned through our joint ventures (the "Multifamily Segment"). Our investments in real estate partnerships not wholly owned by FRP which are conducted through limited liability corporations ("LLC") are also referred to as joint ventures.

ALTMAN LOGISTICS PLATFORM ACQUISITION - On October 21, 2025, the Company completed the closing on its Purchase and Sales Agreement to acquire the business operations and development pipeline of Altman Logistics Properties, LLC, an operating platform of BBX Capital. Altman Logistics held minority interests in a portfolio of institutional-grade industrial assets under various stages of development (including the Company's industrial developments in Lakeland and Davie, FL) as well as a contract for the purchase of an industrial land parcel. In conjunction with the acquisition, the Company hired six of Altman Logistic's employees. See Footnote 17.

COMMON STOCK SPLIT - On April 12, 2024, the Company effected a 2-for-1 forward split of its common stock in the nature of a dividend. All share and per share information, including share-based compensation, throughout this report have been retroactively adjusted to reflect the stock split. The shares of common stock retain a par value of $.10 per share. Accordingly, an amount equal to the par value of the increased shares resulting from the stock split was reclassified from capital in excess of par value to common stock.

CONSOLIDATION - The accompanying consolidated financial statements include the accounts of FRP Holdings, Inc. inclusive of our wholly owned operating real estate subsidiaries, FRP Development Corp., Florida Rock Properties, Inc., and consolidated partnerships Riverfront Investment Partners I, LLC, Riverfront Investment Partners II, LLC, Camp Lake Venture IA, LLC, Lakeland Logistics Park Venture, LLC, and Davie Logistics Park Venture, LLC. Investments in real estate joint ventures not controlled by the Company are accounted for under the equity or cost method of accounting as appropriate (See Note 2). All significant intercompany balances and transactions are eliminated in the consolidated financial statements. Certain items in the 2024 and 2023 financial statements have been reclassified for comparability purposes with the 2025 financials. These reclassifications had no effect on previously reported net income or equity.

The Company consolidates properties that are wholly-owned and joint ventures where it owns less than 100% but has control over the activities most important to the overall success of the partnership. Control is determined using an evaluation based on accounting standards related to the consolidation of Variable Interest Entities ("VIEs") and voting interest entities. For joint ventures that are determined to be a VIE, the Company consolidates the entity where it is deemed to be the primary beneficiary. Determination of the primary beneficiary is based on whether an entity has (1) the power to direct the activities of the VIE that most significantly impact the entity's economic performance, and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The ownership of our partners in the joint ventures that the Company consolidates is accounted for as noncontrolling interests on the consolidated financial statements.

Our investments accounted for under the equity method of accounting are detailed in Note 2. Our ownership of Riverfront Investment Partners I, LLC, Riverfront Investment Partners II, LLC and Camp Lake Venture IA, LLC includes a non-controlling interest representing the ownership of our partners. Lakeland Logistics Park Venture, LLC and Davie Logistics Park Venture, LLC included a non-controlling interest representing the ownership of our partners in from their formation in 2024 through October 21, 2025 when we purchased the noncontrolling interest from our partner. As of December 31, 2025, the consolidated assets of the Company's consolidated real estate entities with a noncontrolling interest were $253.7 million, and consolidated liabilities were $182.3 million after intercompany eliminations. As of December 31, 2024, the consolidated assets of the Company's consolidated real estate entities with a noncontrolling interest were $278.0 million, and consolidated liabilities were $181.4 million after intercompany eliminations. The Company classifies distributions received from equity method investments using the cumulative earnings approach. Distributions received in excess of cumulative equity in earnings are classified as cash flows from investing activities as a return of the Company's investment.

CASH, CASH EQUIVALENTS & RESTRICTED CASH - The Company considers all Treasury bills available for sale regardless of maturity and other highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents. Bank overdrafts consist of outstanding checks not yet presented to a bank for settlement, net of cash held in accounts with right of offset. Restricted cash in 2025 includes $10 million held by a special purpose entity that is the guarantor of construction debt. The balance of the restricted cash is mortgage loan escrow accounts.

INVESTMENTS AVAILABLE FOR SALE - The Company determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt securities not classified as held to maturity or as trading, are classified as available-for-sale, and are carried at fair value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in the Consolidated Statements of Comprehensive Income. The fair value of securities is determined using quoted market prices. At December 31, 2025 and 2024, no investments were held for trading purposes or classified as held to maturity.

REVENUE AND EXPENSE RECOGNITION - Lease revenues are generally recognized when earned under the leases and are considered collectable. Rental income from leases with scheduled increases or other incentives during their term is recognized on a straight-line basis over the term of the lease. Reimbursements of expenses, when provided in the lease, are recognized in the period that the expenses are incurred.

In conjunction with the Logistics platform acquisition, the Company assumed contracts with its real estate joint ventures to provide management services during development, construction, lease up, and stabilization. During development and construction, the Company recognizes Joint venture management fee revenues, net of intercompany amounts, over time using the percentage completion method based upon costs incurred to date relative to total estimated costs. The joint venture agreements provide for promote distributions in excess of the Company's percentage ownership based upon total return of the investments over certain financial hurdles (waterfalls). Promote revenues are recognized when earned under the waterfall provisions.

Mining royalty revenues are recognized when the performance obligation is satisfied which is when the sand or stone mined and processed by the lessee is sold and removed from the property. Our typical mining lease requires the tenant to pay the Company a monthly royalty in arrears based on the number of tons of mined materials sold from our mining property multiplied by a percentage of the average annual sales price per ton sold from the prior fiscal year. In certain locations, typically where the sand and stone deposits on the property have been depleted but the tenant still has a need for the leased land, we collect a minimum annual rental amount but this is not the predominant component of mining royalties revenues. As such both mining royalty revenues and minimum annual rents are recognized as revenues from contracts with customers. Mining royalty revenues accounts receivable were $992,000, $647,000 and $465,000 at December 31, 2025, 2024 and 2023 respectively and there were no receivables from minimum rents. Mining royalties deferred revenue liabilities were $2,250,000, $1,908,000 and $325,000 at December 31, 2025, 2024 and 2023 respectively.

Sales of real estate are recognized when the collection of the sales price is reasonably assured and when the Company has fulfilled substantially all of its obligations, which are typically as of the closing date.

Accounts receivable are recorded net of discounts and provisions for estimated allowances. We estimate allowances on an ongoing basis by considering historical and current trends. We record estimated bad debts expense as a reduction of lease revenue. We estimate the net collectibility of our accounts receivable and establish an allowance for doubtful accounts based upon this assessment. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms.

PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

	Years
Building and improvements	3 – 3

Depletion expense is computed on the basis of units of production in relation to estimated sand and stone deposits.

Remaining sand and stone deposit estimates are periodically adjusted based upon surveys.

The Company recorded depreciation and depletion expenses for fiscal year 2025, 2024 and 2023, of $10,912,000, $10,004,000 and $10,668,000, respectively.

All direct and indirect costs, including interest, related loan fees, and real estate taxes, associated with the predevelopment, development, construction, or redevelopment of real estate investments are capitalized as a cost of the property. Included in indirect costs is an allocation of the Company's project management staff costs associated with development of real estate investments. The cost of routine repairs and maintenance to property and equipment is expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS – The Company reviews its long-lived assets, which include property and equipment and purchased intangible assets subject to amortization for potential impairment annually or whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. This review consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures.

DEVELOPED PROPERTY RENTALS PURCHASE ACCOUNTING – Acquisitions of rental property, including any associated intangible assets, are measured at fair value at the date of acquisition. Any liabilities assumed or incurred are recorded at their fair value at the time of acquisition. The fair value of the acquired property is allocated between land and building (on an as-if vacant basis) based on management's estimate of the fair value of those components for each type of property and to tenant improvements based on the depreciated replacement cost of the tenant improvements, which approximates their fair value. The fair value of the in-place leases is recorded as follows:

- the fair value of leases in-place on the date of acquisition is based on absorption costs for the estimated lease-up period in which vacancy and foregone revenue are avoided due to the presence of the acquired leases;
- the fair value of above and below-market in-place leases based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between contractual rent amounts to be paid under the assumed lease and the estimated market lease rates for the corresponding spaces over the remaining non-cancelable terms of the related leases; and
- the fair value of intangible tenant or customer relationships.

The Company's determination of these fair values requires it to estimate market rents for each of the leases and make certain other assumptions. These estimates and assumptions affect the rental revenue, and depreciation and amortization expense recognized for these leases and associated intangible assets and liabilities.

INVESTMENTS IN JOINT VENTURES - The Company uses the equity method to account for its investments in Brooksville, BC FRP Realty, Estero, FRP/MRP Buzzard Point Sponsor, Greenville/Woodfield, Delray, Hamilton & Parsippany, in which it has a voting interest of 50% or less and has significant influence but does not have control. The Company uses the equity method to account for its investment in the Bryant Street Partnerships and The Verge at 1800 Half Street, in which it has a voting interest in excess of 50% because all major decisions are shared equally. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the asset in relation to its own operating targets and its business plan, the investee's revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

INCOME TAXES - Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the amounts rely upon the determination of the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law and expiration of statutes of limitations, effectively settled issues under audit, and audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. It is the Company's policy to recognize as additional income tax expense the items of interest paid and penalties directly related to income taxes.

STOCK BASED COMPENSATION – The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact are discussed in Note 7.

DEFERRED COMPENSATION PLAN - The Company has a deferred compensation plan, the Management Security Plan (MSP) for our former President. The accruals for future benefits are based upon actuarial assumptions.

EARNINGS PER COMMON SHARE - Basic earnings per common share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per common share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The differences between basic and diluted shares used for the calculation are the effect of employee and director stock options and restricted stock.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives of our estimated remaining sand and stone deposits, property and equipment, provisions for uncollectible accounts receivable and collectibility of unrealized rents, accounting for real estate investments, estimates of exposures related to our insurance claims plans and environmental liabilities, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

ENVIRONMENTAL - Environmental expenditures that benefit future periods are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded for the estimated amount of expected environmental assessments and/or remedial efforts. Estimation of such liabilities includes an assessment of engineering estimates, continually evolving governmental laws and standards, and potential involvement of other potentially responsible parties.

COMPREHENSIVE INCOME – Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to expenses, gains, and losses that are not included in net income, but rather are recorded directly in shareholders' equity.

RECENTLY ISSUED ACCOUNTING STANDARDS – In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023 - 07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which requires disclosure of the significant segment expense categories that are regularly provided to the chief operating decision maker (CODM) and disclosure of the individual or committee identified as the CODM beginning with our 10-K for 2024. We adopted this ASU retrospectively on December 31, 2024. Refer to Note 10, Business Segments for the inclusion of the new required disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires additional information about the effective tax rate reconciliation and income taxes paid beginning with our 10-K for 2025. We adopted this ASU retrospectively beginning with this 10K. Refer to Note 8 for inclusion of the new required disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including employee compensation, depreciation, and amortization, within relevant income statement captions. The ASU is effective beginning with our 10-K for 2027. We are evaluating the impact of this standard on our disclosures.

2. Investments in Joint Ventures.

The Company has investments in joint ventures, primarily with other real estate developers. Joint ventures where FRP is not the primary beneficiary are reflected in the line "Investment in joint ventures" along with $831,000 in Other liabilities on the balance sheet and "Equity in loss of joint ventures" on the income statement. The assets of these joint ventures are restricted to use by the joint ventures and their obligations can only be settled by their assets or additional contributions by the partners.

The Company has contracts with its real estate joint ventures to provide management services during development, construction, lease up, and stabilization. These fee revenues, net of intercompany amounts, are recorded as Joint venture management fee revenue on the face of the consolidated statements of income.

The following table summarizes the Company's investments in unconsolidated joint ventures (in thousands):

	Common Ownership	Total Investment	Total Assets of the Partnership	Profit (Loss) of the Partnership	The Company's Share of Profit (Loss) of the Partnership (1)
As of Dec. 31, 2025					
Brooksville Quarry, LLC	50.00%	$ 7,530	14,404	(90)	(45)
BC FRP Realty, LLC	50.00%	5,013	23,759	774	387
Buzzard Point Sponsor, LLC	50.00%	2,569	5,138	—	—
Bryant Street Partnerships	72.08%	59,334	186,189	(7,163)	5,662
Lending ventures		14,803	11,318	—	—
Industrial Partnerships	9.63%	8,477	119,975	—	—
Estero Partnership	16.00%	7,008	67,484	—	—
Verge Partnership	61.37%	34,226	122,194	(4,261)	(2,615)
Greenville Partnerships	58.01%	13,293	111,058	(2,925)	(1,170)
Total		$ 152,253	661,519	(13,665)	(9,105)
As of Dec. 31, 2024					
Brooksville Quarry, LLC	50.00%	$ 7,579	14,498	(88)	(44)
BC FRP Realty, LLC	50.00%	5,722	21,930	(664)	(332)
Buzzard Point Sponsor, LLC	50.00%	2,446	4,892	—	—
Bryant Street Partnerships	72.10%	65,248	194,390	(8,631)	(6,721)
Lending ventures		26,164	16,007	—	—
Estero Partnership	16.00%	3,711	41,346	—	—
Verge Partnership	61.37%	37,148	126,399	(5,055)	(3,102)
Greenville Partnerships	40.00%	5,881	97,577	(2,900)	(1,160)
Total		$ 153,899	517,039	(17,338)	(11,359)

The major classes of assets, liabilities and equity of the Company's unconsolidated partnerships as of December 31, 2025, are summarized in the following two tables (in thousands):

As of December 31, 2025

	Buzzard Point, Sponsor, LLC	Bryant Street Partner- ship	Estero Partner- ship	Verge Partner- ship	Greenville Partner- ship	Total Multi- family
Investments in real estate, net	$ 0	174,479	59,843	119,954	107,656	$ 461,932
Cash and restricted cash	0	3,643	7,406	1,728	3,109	15,886
Unrealized rents & receivables	0	6,783	235	374	92	7,484
Deferred costs	5,138	1,284	0	138	201	6,761
Total Assets	$ 5,138	186,189	67,484	122,194	111,058	$ 492,063
Secured notes payable	$ 0	108,760	8,235	68,498	81,865	$ 267,358
Other liabilities	0	2,363	3,331	1,509	4,660	11,863
Capital - FRP	2,569	56,735	6,828	31,952	12,385	110,469
Capital - Third Parties	2,569	18,331	49,090	20,235	12,148	102,373
Total liabilities and capital	$ 5,138	186,189	67,484	122,194	111,058	$ 492,063

As of December 31, 2025

	Industrial Partner ship	Brooksville Quarry, LLC	BC FRP Realty, LLC	Lending Ventures	Total Multi- family	Grand Total
Investments in real estate, net	$ 119,215	14,350	21,539	11,318	461,932	$ 628,354
Cash and restricted cash	760	53	1,347	0	15,886	18,046
Unrealized rents & receivables	0	0	548	0	7,484	8,032
Deferred costs	0	1	325	0	6,761	7,087
Total Assets	$ 119,975	14,404	23,759	11,318	492,063	$ 661,519
Secured notes payable	$ 46,843	0	13,731	(3,484)	267,358	$ 324,448
Other liabilities	6,163	0	288	0	11,863	18,314
Capital - FRP	7,239	7,530	4,870	14,802	110,469	144,910
Capital - Third Parties	59,730	6,874	4,870	0	102,373	173,847
Total liabilities and capital	$ 119,975	14,404	23,759	11,318	492,063	$ 661,519

The Company's capital recorded by the unconsolidated Joint Ventures is $7,343,000 less than the Investment in Joint Ventures reported in the Company's consolidated balance sheet due primarily to capitalized interest.

The major classes of assets, liabilities and equity of the Company's Investments in Joint Ventures as of December 31, 2024 are summarized in the following two tables (in thousands):

As of December 31, 2024

	Buzzard Point Sponsor LLC	Bryant Street Partner- ship	Estero Partner- ship	Verge Partner- ship	Greenville Partner- ship	Total Multi- family
Investments in real estate, net	$ 0	180,928	40,733	124,010	94,020	$ 439,691
Cash and restricted cash	0	5,348	613	2,001	3,104	11,066
Unrealized rents & receivables	0	6,708	0	250	258	7,216
Deferred costs	4,892	1,406	0	138	195	6,631
Total assets	$ 4,892	194,390	41,346	126,399	97,577	$ 464,604
Secured notes payable	$ 0	108,084	16,000	68,242	79,829	$ 272,155
Other liabilities	0	3,126	856	1,209	2,158	7,349
Capital - FRP	2,446	63,241	3,600	34,874	4,870	109,031
Capital - Third Parties	2,446	19,939	20,890	22,074	10,720	76,069
Total liabilities and capital	$ 4,892	194,390	41,346	126,399	97,577	$ 464,604

As of December 31, 2024

	Brooksville Quarry, LLC	BC FRP Realty, LLC	Lending Ventures	Multi- family	Grand Total
Investments in real estate, net	$ 14,354	20,956	16,007	439,691	$ 491,008
Cash and restricted cash	143	144	0	11,066	11,353
Unrealized rents & receivables	0	517	0	7,216	7,733
Deferred costs	1	313	0	6,631	6,945
Total assets	$ 14,498	21,930	16,007	464,604	$ 517,039
Secured notes payable	$ 0	10,315	(10,157)	272,155	$ 272,313
Other liabilities	0	285	0	7,349	7,634
Capital – FRP	7,579	5,665	26,164	109,031	148,439
Capital - Third Parties	6,919	5,665	0	76,069	88,653
Total liabilities and capital	$ 14,439	21,930	16,007	464,604	$ 517,039

The amount of consolidated retained earnings (accumulated deficit) for these joint ventures was $(37,478,000) and $(30,513,000) as of December 31, 2025 and December 31, 2024, respectively.

The income statements of the Bryant Street Partnerships are as follows (in thousands):

	Bryant Street Partnerships Total JV Year ended December 31, 2025	Bryant Street Partnerships Total JV Year ended December 31, 2024	Bryant Street Partnerships Company Share Year ended December 31, 2025	Bryant Street Partnerships Company Share Year ended December 31, 2024
Lease revenues	$ 16,172	$ 15,809	$ 11,658	$ 11,395
Depreciation and amoritization	7,025	6,825	5,064	4,919
Operating expenses	6,002	6,248	4,333	4,504
Property taxes	1,374	1,411	989	1,017
Cost of operations	14,401	14,484	10,386	10,440
Total operating profit	1,771	1,325	1,272	955
Interest expense	(8,934)	(9,956)	(6,934)	(7,676)
Net loss before tax	$ (7,163)	$ (8,631)	$ (5,662)	$ (46,721)

The income statements of the Greenville Partnerships are as follow (in thousands):

	Greenville Partnerships Total JV Year ended December 31, 2025	Greenville Partnerships Total JV Year ended December 31, 2024	Greenville Partnerships Company Share Year ended December 31, 2025	Greenville Partnerships Company Share Year ended December 31, 2024
Lease revenues	$ 10,481	$ 9,718	$ 4,192	$ 3,887
Depreciation and amoritization	3,516	3,502	1,406	1,401
Operating expenses	2,892	2,635	1,157	1,054
Property taxes	1,946	1,670	778	668
Cost of operations	8,354	7,807	3,341	3,123
Total operating profit	2,127	1,911	851	764
Interest expense	(5,052)	(4,811)	(2,021)	(1,924)
Net loss before tax	$ ((2,925)	$ (2,900)	$ (1,170)	$ (1,160)

The income statements of the Verge Partnership are as follows (in thousands):

	Verge Partnership Total JV Year ended December 31, 2025	Verge Partnership Total JV Year ended December 31, 2024	Verge Partnership Company Share Year ended December 31, 2025	Verge Partnership Company Share Year ended December 31, 2024
Lease revenues	$ 8,959	$ 8,233	$ 5,498	$ 5,053
Depreciation and amoritization	4,416	4,302	2,710	2,640
Operating expenses	3,135	3,051	1,924	1,873
Property taxes	1,341	1,059	823	650
Cost of operations	8,892	8,412	5,457	5,163
Total operating profit	67	(179)	41	(110)
Interest expense	(4,328)	(4,876)	(2,656)	(2,992)
Net loss before tax	$ (4,261)	$ (5,055)	$ (2,615)	$ (3,102)

3. **Related Party Transactions.**

The Company was a party to an Administrative Services Agreement which resulted from our January 30, 2015 spin-off of Patriot Transportation Holding, Inc. (Patriot). The Administrative Services Agreement sets forth the terms on which Patriot provided FRP certain services that were shared prior to the Spin-off, including the services of certain employees and executive officers. The boards of the respective companies amended and extended this agreement for one year effective April 1, 2023. Patriot was purchased by an unaffiliated company in December 2023 resulting in FRP and Patriot no longer being related parties. The previously shared executive officers became FRP employees as of January 1, 2024 ending the Administrative Services Agreement.

The consolidated statements of income reflect charges and/or allocation from Patriot for these services of $925,000 for 2023. These charges are reflected as part of general and administrative expense.

To determine these allocations between FRP and Patriot as set forth in the Administrative Services Agreement, we employed an allocation method to allocate said expenses and thus we believe that the allocations to FRP were a reasonable approximation of the costs related to FRP's operations, but any such related-party transactions cannot be presumed to be carried out on an arm's-length basis.

Additionally, see Note 2 for transactions with our unconsolidated joint venture partners.

4. Debt.

Debt is summarized as follows (in thousands):

	December 31, 2025	December 31, 2024
Fixed rate mortgage loans, 3.03% interest only, matures 4/1/2033	$ 180,070	180,070
Variable rate construction/stabilization loans	13,888	–
Unamortized debt issuance costs	(1,404)	(1,217)
Credit agreement	–	–
	$ 192,554	178,853
Unamortized debt issuance costs - undrawn loans included in Deferred costs in the Company's consolidated balance sheets	$ 1,780	61

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to December 31, 2025 is: 2026 - $0; 2027 - $0; 2028 - $13,888,000; 2029 - $0; 2030 and subsequent years - $180,070,000.

On July 21, 2025, the Company entered into a 2025 Amended and Restated Credit Agreement (the "Credit Agreement") with Wells Fargo Bank, N.A. ("Wells Fargo"), effective July 21, 2025. The Credit Agreement modifies the Company's prior $35 million Credit Agreement with Wells Fargo dated January 22, 2023. The Credit Agreement establishes a 5-year revolving credit facility with a maximum facility amount of $50 million. The interest rate under the Credit Agreement will be 2.25% over the Daily Simple SOFR in effect. A commitment fee of 0.35% per annum is payable quarterly on the unused portion of the commitment. As of December 31, 2025, there was no debt outstanding on this revolver, $410,000 outstanding under letters of credit and $49,590,000 available for borrowing. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development. Most of the letters of credit are irrevocable for a period of one year and typically are automatically extended for additional one-year periods. The letter of credit fee is 2.25% and the applicable interest rate would have been 6.02% on December 31, 2025. The credit agreement contains affirmative financial covenants and negative covenants including a minimum tangible net worth. As of December 31, 2025, these covenants would have limited our ability to pay dividends to a maximum of $87 million combined.

Effective March 31, 2021, the Company consolidated the assets (at current fair value), liabilities and operating results of our Riverfront Investment Partners II, LLC partnership ("The Maren") which was previously accounted for under the equity method. As such the full amount of our mortgage loan was recorded in the consolidated financial statements.

On March 19, 2021, the Company refinanced Dock 79 and The Maren projects pursuant to separate Loan Agreements and Deed of Trust Notes entered into with Teachers Insurance and Annuity Association of America, LLC. Dock 79 and The Maren borrowed principal sums of $92,070,000 and $88,000,000

respectively, in connection with the refinancing. The loans are separately secured by the Dock 79 and The Maren real property and improvements, bear a fixed interest rate of 3.03% per annum, and require monthly payments of interest only with the principal in full due April 1, 2033. Either loan may be prepaid subsequent to April 1, 2024, subject to yield maintenance premiums. Either loan may be transferred to a qualified buyer as part of a one-time sale subject to a 60% loan to value, minimum of 7.5% debt yield and a 0.75% transfer fee.

On March 7, 2025 the Lakeland partnership secured a $16.0 million loan with a floating rate equal to SOFR plus 2.75% from Seacoast National Bank. It is a three-year construction/stabilization loan with a 2-year conditional extension at SOFR plus 2.50% with an interest rate swap conversion option.

On March 13, 2025 the Davie partnership secured a $31.9 million loan with a floating rate equal to SOFR plus 2.75% from Synovus National Bank. The applicable rate at December 31, 2025 was 6.50%. It is a three-year construction/stabilization loan with a 2-year conditional extension at SOFR plus 2.25%.

On July 23, 2025 the Camp Lake partnership secured a $33.0 million loan at SOFR plus 2.75% from Pinnacle Bank. It is a three-year construction/stabilization loan with two 1-year conditional extensions.

Debt cost amortization of $240,000 and $179,000 was recorded in 2025 and 2024, respectively. During 2025 and 2024, the Company capitalized interest costs of $2,814,000 and $2,632,000, respectively.

The Company was in compliance with all debt covenants as of December 31, 2025.

5. Leases.

The Company is a lessor of residential apartments, retail portions of mixed-use communities, commercial properties, and open pit aggregates quarries.

Residential
The Company's residential spaces generally lease for 12 – 15-month lease terms. If no notice to move out or renew is made, then the leases go to month to month until notification of termination or renewal is received. Renewal terms are typically 9 – 12 months.

Retail
The Company also leases retail spaces at apartment/mixed-use properties. The retail leases are typically 10 -15- year leases with options to renew for another five years. Retail leases at these properties also include percentage rents which average 3-6% of annual sales for the tenant that exceed a breakpoint stipulated by each individual lease. All base rent revenue is recognized on a straight-line basis.

Commercial & Office
The Company's industrial warehouses typically lease for terms ranging from 3 – 10 years often with one or two renewal options.

All base rent revenue is recognized on a straight-lined basis. All of the commercial warehouse leases are triple net and common area maintenance costs (CAM Revenue) are billed monthly, and insurance and real estate taxes are billed annually. 34 Loveton is the only office product wherein all leases are full service therefore there is no CAM revenue. Office leases are also recognized on a straight-lined basis.

Mining

The Company leases land under long-term leases that grant the lessee the right to mine and sell sand and stone deposits from our property in exchange for royalty payments. A typical lease has an option to extend the lease for additional terms..

At December 31, 2025, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$ 47,607
Commercial property	81,386
Residential/mixed-use property	296,189
	425,182
Less accumulated depreciation and depletion	85,749
	$ 339,433

The minimum future straight-lined rentals due the Company on non-cancelable leases as of December 31, 2025 are as follows: 2026 - $15,948,000; 2027 - $5,160,000; 2028 - $4,170,000; 2029 - $3,417,000; 2030 - $3,278,000; 2030 and subsequent years $27,284,000.

6. Earnings per Share.

The following details the computations of the basic and diluted earnings per common share (in thousands, except per share amounts):

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Common shares:			
Weighted average common shares outstanding during the period – shares used for basic earnings per common share	18,967	18,882	18,840
Common shares issuable under share based payments plans which are potentially dilutive using the treasury stock method	48	88	82
Common shares used for diluted using earnings per common share	19,015	18,970	18,922
Net income attributable to the Company	$ 3,330	6,385	5,302
Earnings per common share:			
-basic	$ 0.18	0.34	0.28
-diluted	$ 0.18	0.34	0.28

For 2025 and 2024 the Company had 85,886 and 32,530 shares, respectively attributable to outstanding stock options that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

During 2025 the Company repurchased 20,281 shares at an average cost of $22.89. During 2023 the Company repurchased 73,818 shares at an average cost of $27.10.

7. Stock-Based Compensation Plans.

The Company has two stock-based compensation plans (the 2006 Stock Incentive Plan and the 2016 Equity Incentive Option Plan) under which equity compensation has been granted to directors, officers and key employees. The 2016 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 28.45% and 41.17%, risk-free interest rate of 2.00% to 4.46% and expected life of 5.0 to 7.0 years.

The dividend yield of zero is based on the fact that the Company does not pay cash dividends and has no present intention to pay cash dividends. Expected volatility is estimated based on the Company's historical experience over a period equivalent to the expected life in years. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate at the date of grant with a term consistent with the expected life of the options granted. The expected life calculation is based on the observed and expected time to exercise options by the employees.

In January 2025, 12,005 shares of stock options were granted to an employee that will vest over the next four years. In January 2025, 20,010 shares of stock options were granted to an employee as part of a long-term incentive plan that will vest over the next five years. In January and October 2025, 20,872 shares of restricted stock were granted to employees that will vest over the next four years. In January 2025, 19,096 shares of restricted stock were granted to employees as part of a long-term incentive plan that will vest over the next five years. In March 2025, 6,000 shares of restricted stock were granted to employees under the terms of the 2023 long-term incentive plan. In January 2024, 12,200 shares of stock options were granted to an employee that will vest over the next four years. In January 2024, 20,330 shares of stock options were granted to an employee as part of a long-term incentive plan that will vest over the next five years. In January and May 2024, 12,780 shares of restricted stock were granted to employees that will vest over the next four years. In January and May 2024, 23,186 shares of restricted stock were granted to employees as part of a long-term incentive plan that will vest over the next five years. In March 2024, 6,704 shares of restricted stock were granted to employees under the terms of the 2022 long-term incentive plan. In January 2023, 15,960 shares of restricted stock were granted to employees that will vest over the next four years. In January 2023, 30,064 shares of restricted stock were granted to employees as part of a long-term incentive plan that will vest over the next five years. In March 2023, 4,544 shares of restricted stock were granted to employees under the terms of the 2021 long-term incentive plan. In December 2025 and January 2023, 220 and 1,856 shares of stock, respectively, were granted to employees. The number of common shares available for future issuance was 473,242 at December 31, 2025.

The Company recorded the following stock compensation expense in its consolidated statements of income (in thousands):

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Stock option grants	$ 155	78	60
Restricted stock awards	1,329	1,279	1,028
Employee stock grant	5	–	50
Annual director stock award	600	600	600
	$ 2,089	1,957	1,738

A summary of changes in outstanding options is presented below (in thousands, except share and per share amounts):

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term (yrs.)	Weighted Average Grant Date Fair Value (000's)
Outstanding at January 1, 2023	176,590	$ 20.17	4.4	$ 1,271
Exercised	(49,710)	$ 20.61		$ (290)
Outstanding at December 31, 2023	126,880	$ 20.00	3.5	$ 981
Granted	32,530	$ 31.44	9.0	$ 400
Exercised	(16,420)	$ 13.48		$ (100)
Outstanding at December 31, 2024	142,990	$ 23.35	4.2	$ 1,281
Granted	32,015	$ 30.63	9.0	$ 400
Exercised	(14,840)	$ 15.58		$ (106)
Outstanding at December 31, 2025	160,165	$ 25.52	4.7	$ 1,575
Exercisable at December 31, 2025	104,722	$ 22.61	2.7	$ 888
Vested during Twelve months ended December 31,2025	6,051			$ 75

The following table summarizes information concerning stock options outstanding at December 31, 2025:

Range of Exercise Prices per Share	Shares under Option	Weighted Average Exercise Price	Weighted Average Remaining Life
$18.77 - $22.24	24,000	19.23	1.0
$22.25 - $22.99	71,620	22.66	2.5
$23.00 - $31.44	64,545	31.04	8.5
Total	160,166	$ 25.52	4.7 Years

The aggregate intrinsic value of exercisable in-the-money options was $103,000 and the aggregate intrinsic value of outstanding in-the-money options was $103,000 based on the market closing price of $22.79 on December 31, 2025 less exercise prices.

Gains of $231,000 were realized by option holders during the year ended December 31, 2025.

A summary of changes in restricted stock awards is presented below (in thousands, except share and per share amounts):

Restricted Stock	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term (yrs.)	Weighted Average Grant Date Fair Value (000's)
Non-vested at January 1, 2023	100,992	$ 25.21	3.0	$ 2,546
Time-based awards granted	15,960	26.93		430
Performance-based awards granted	34,608	26.96		933
Vested	(42,106)	24.03		(1,012)
Non-vested at December 31, 2023	109,454	$ 26.47	2.8	$ 2,897
Time-based awards granted	12,780	31.30		400
Performance-based awards granted	29,890	31.06		928
Vested	(49,446)	31.16		(1,305)
Non-vested at December 31, 2024	102,678	$ 28.44	2.7	$ 2,920
Time-based awards granted	20,872	29.23		610
Performance-based awards granted	25,096	30.72		771
Vested	(54,019)	27.55		(1,488)
Non-vested at December 31, 2025	94,627	$ 29.73	2.7	$ 2,813

Total unrecognized compensation cost of restricted stock granted but not yet vested as of December 31, 2025 was $2,287,000 which is expected to be recognized over a weighted-average period of 2.7 years.

8. Income Taxes.

The provision for income tax expense included in the financial statements (in thousands):

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Included in Net Income:			
Continuing operations	$ 818	2,029	1,516
Comprehensive income	(10)	39	551
Total tax expense	$ 808	2,068	2,067

The provision for income taxes (income tax benefit) consists of the following (in thousands):

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Current:			
Federal	$ 1,309	3,245	2
State	287	591	570
	1,596	3,836	572
Deferred	(778)	(1,807)	944
Total	$ 818	2,029	1,516

The deferred taxes are primarily related to the bonus depreciation on property placed in service.

As of December 31, 2025 the Company has deferred taxes of approximately $31 million associated with $112 million of gains on sales reinvested through Opportunity Zone investments. These taxes are deferred until the earlier of the sale of the related investments or April 15, 2027 and 10% of gains are excluded from tax once the investments are held five years plus an additional 5% is excluded at seven years.

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate (in thousands) in addition to the resulting effective tax rates:

	Year ended December 31, 2025	%	Year ended December 31, 2024	%	Year ended December 31, 2023	%
Amount computed at statutory U.S. federal statutory tax rate	$ 871	21.0%	1,768	21.0%	1,431	21.0%
State income taxes (net of Federal income tax benefit)	16	0.4%	376	4.5%	39	0.6%
Nontaxable or nondeductible items	(10)	(0.3)%	(47)	(0.6)%	(84)	(1.3)%
Other adjustments:						
Provision to return and deferred true-ups	(59)	(1.4)%	(40)	(0.5)%	131	1.9%
Other items	—	—%	(28)	(0.3)%	(1)	—%
Provision for income taxes	$ 818	19.7%	2,029	24.1%	1,516	22.2%

State taxes in District of Columbia, Florida, Georgia, and Maryland made up the majority (greater than 50%) of the tax effect in the State income taxes (net of Federal income tax benefit) category. The effective state income tax rate in each year was favorably impacted both by apportioned interest income in Florida and taxable losses in states with higher income tax rates. The table above has been restated retrospectively to reflect the adoption of ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740).

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities are presented below (in thousands):

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Deferred tax liabilities:			
Property and equipment	$ 36,756	36,868	42,317
Investment in Opportunity Zone	31,075	31,088	34,966
Depletion	597	596	706
Unrealized rents	286	269	385
Prepaid expenses and other	208	218	256
Gross deferred tax liabilities	68,922	69,039	78,630
Deferred tax assets:			
Federal tax loss carryforwards	—	—	3,153
State tax loss carryforwards	1,474	1,351	6,012
Transaction costs and other	548	—	9
Gross deferred tax assets	2,022	1,351	9,174
Net deferred tax liability	$ 66,900	67,688	69,456

	Year ended December 31, 2025	Year ended December 31, 2024
Other Items - All Gross		
State NOL Carryovers	16,466	16,002
Federal NOL Carryovers	—	—

The Company has no unrecognized tax benefits. The federal and state income taxes paid each year are presented on the Consolidated Statements of Cash Flows. No state taxes paid exceeded 5% of total payments in any year except in 2023 which included $90,000 payments to Maryland and $295,000 payments to Georgia.

FRP tax returns in the U.S. and various states that include the Company are subject to audit by taxing authorities. As of December 31, 2025, the earliest tax year that remains open for audit is 2020. Our effective income tax expense may vary, possibly materially, due to projected effective state tax rates.

9. Employee Benefits.

The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50%

(with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $105,000 in 2025 and $93,000 in 2024.

The Company has a deferred compensation plan, the Management Security Plan (MSP) for our former President. The accruals for future benefits are based upon actuarial assumptions. Life insurance on his life has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for 2025 and 2024, was $17,000 and $14,000, respectively. The accrued benefit under this plan as of December 31, 2025 and December 31, 2024 was $1,524,000 and $1,465,000, respectively.

10. Business Segments.

Our Chief Executive Officer, as the CODM, organizes our company, manages resource allocations and measures performance among our four reportable segments: Industrial and Commercial, Mining Royalty Lands, Development, and Multifamily, as described below.

The Industrial and Commercial Segment owns, leases and manages in-service commercial properties. Currently this includes ten warehouses in three business parks, an office building partially occupied by the Company, and two ground leases all wholly owned by the Company. This segment will also include joint ventures of commercial properties when they are stabilized.

Our Mining Royalty Lands Segment owns several properties totaling approximately 16,640 acres currently under lease for mining rents or royalties (this does not include the 4,280 acres owned in our Brooksville joint venture with Vulcan Materials). Other than one location in Virginia, all of these properties are located in Florida and Georgia.

Through our Development Segment, we own and are continuously assessing the highest and best use of several parcels of land that are in various stages of development. Our overall strategy in this segment is to convert all of our non-income producing lands into income production through (i) an orderly process of constructing new buildings for us to own and operate or (ii) a sale to, or joint venture with, third parties. Additionally, our Development segment will form joint ventures on new developments of land not previously owned by the Company. Three of our joint ventures in the segment, Lakeland Logistics Park Venture, LLC ("Lakeland"), Davie Logistics Park Venture, LLC ("Davie"), and Camp Lake Venture IA ("Camp Lake", LLC were consolidated until we purchased the noncontrolling interest of Lakeland and Davie as part of the Altman Logistics acquisition on October 21, 2025. In conjunction with this acquisition, the Company assumed contracts with its real estate joint ventures to provide management services during development, construction, lease up, and stabilization. The Company recognizes Joint venture management fee revenues,

net of intercompany amounts, over time using the percentage completion method based upon costs incurred to date relative to total estimated costs. The joint venture agreements provide for promote distributions in excess of the Company's percentage ownership based upon total return of the investments over certain financial hurdles (waterfalls). Promote revenues are recognized when earned under the waterfall provisions.

The Multifamily Segment includes joint ventures which own, lease and manage buildings that have met our initial lease-up criteria. Two of our joint ventures in the segment, Riverfront Investment Partners I, LLC ("Dock 79") and Riverfront Investment Partners II, LLC ("The Maren") are consolidated.

Our CODM uses revenues, operating profit before general and administrative expense, depreciation and amortization, and identifiable assets to allocate operating and capital resources and assesses performance of each segment by comparing actual results to historical, budgeted, and forecasted financial information. We do not believe that an allocation of general and administrative expense to each segment is relevant to our CODM's assessments due to the market excluding those costs in property valuation and the materiality of expenditures related to future opportunities.

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenues:			
Industrial and Commercial	$ 5,150	5,621	5,354
Mining royalty lands	14,380	12,852	12,527
Development	1,464	1,205	1,801
Multifamily	21,852	22,096	21,824
	$ 42,846	41,774	41,506
Operating profit (loss):			
Before general and administrative expenses:			
Industrial and Commercial	$ 1,738	3,110	3,080
Mining royalty lands	13,253	11,853	11,534
Development	(1,969)	192	517
Multifamily	4,661	5,825	4,540
Operating profit before G&A	17,683	20,980	19,671
Total general and administrative expenses	(10,655)	(9,276)	(7,971)
	$ 7,028	11,704	11,700
Interest expense	$ 2,967	3,150	4,315
Depreciation, depletion and amortization:			
Industrial and Commercial	$ 2,096	1,444	1,374
Mining royalty lands	752	636	497
Development	171	171	182
Multifamily	7,940	7,936	8,768
	$ 10,959	10,187	10,821
Operating expenses:			
Industrial and Commercial	$ 913	803	653
Mining royalty lands	65	69	68
Development	2,606	251	358
Multifamily	6,713	6,047	6,285
	$ 10,297	7,170	7,364

Property taxes:			
Industrial and Commercial	$ 403	264	247
Mining royalty lands	310	294	428
Development	656	591	744
Multifamily	2,538	2,288	2,231
	$ 3,907	3,437	3,650
Capital expenditures:			
Industrial and Commercial	$ 578	151	664
Mining royalty lands	656	159	2
Development	49,170	50,404	9,990
Multifamily	733	480	561
	$ 51,137	51,194	11,217
Identifiable net assets at end of period:			
Industrial and Commercial	$ 62,260	37,527	38,784
Mining royalty lands	47,729	47,527	48,072
Development	187,237	144,832	212,384
Multifamily	329,303	347,172	249,750
Investments available for sale at fair value	—	—	—
Cash items	105,361	149,935	158,415
Unallocated corporate assets	3,255	1,492	1,761
	$ 735,145	728,485	709,166

11. Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 means the use of quoted prices in active markets for identical assets or liabilities. Level 2 means the use of values that are derived principally from or corroborated by observable market data. Level 3 means the use of inputs are those that are unobservable and significant to the overall fair value measurement.

The fair values of the Company's fixed rate mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At December 31, 2025, the carrying amount and fair value of such other long-term debt was $180,070,000 and $148,736,000, respectively. At December 31, 2024, the carrying amount and fair value of such other long-term debt was $180,070,000 and $141,302,000, respectively.

12. Contingencies.

The Company may be involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business. The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage. In the opinion of management, none of these matters are expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The Company is subject to numerous environmental laws and regulations. The Company believes that the ultimate disposition of currently known environmental matters will not have a material effect on its financial position, liquidity, or operations. The Company can give no assurance that previous environmental studies with respect to its properties have revealed all potential environmental contaminants; that any previous owner, occupant or tenant did not create any material environmental condition not known to the Company; that the current environmental condition of the properties will not be affected by tenants and occupants, by the condition of nearby properties, or by unrelated third parties; and that changes in applicable environmental laws and regulations or their interpretation will not result in additional environmental liability to the Company.

As of December 31, 2025, there was $410,000 outstanding under letters of credit. The letters of credit were issued to guarantee certain obligations to state agencies related to real estate development..

The Company and MRP Realty (MRP) previously guaranteed $26 million of the construction loan on the Bryant Street Partnerships in exchange for a 1% lower interest rate. The value of the guarantee was calculated at $1.9 million based on the present value of the 1% interest savings over the anticipated 48-month term. This amount is included as part of the Company's investment basis and was amortized to expense over the 48 months. In December 2023 this loan was paid in full with proceeds from another lender and contributions by the Company and MRP. The Company recorded a gain of $1.9 million in December 2023 as the guarantee liability was relieved.

On October 21, 2025 in conjunction with the Altman Logistics platform acquisition, FRP Guaranty, LLC (wholly owned by the Company) provided repayment, construction completion, and cost overrun guarantees to the construction lenders at Lakeland, Davie, Delray, Hamilton and Parsippany and the joint venture partners at Delray, Hamilton and Parsippany. As of December 31, 2025, the maximum amount of future payments that FRP Guaranty, LLC could be required to make under its repayment guarantees is $48.8 million on aggregate joint venture indebtedness of $101.2 million. FRP Guaranty, LLC would be required to perform on the guarantees upon a default on a construction loan by a joint venture or to ensure the completion of the construction of a joint venture project. As of December 31, 2025, FRP Guaranty, LLC has been funded with $10.0 million in cash and cash equivalents. The Company believes that the fair values of these guarantees are minimal based on various factors, including the collateral values securing the loans, the status of the applicable development projects, and current expectations regarding the probability of payments being made pursuant to such guarantees.

In November 2023, the Central Florida Expressway Authority (CFX) used its eminent domain power to take title to approximately 27.6 acres from the southern boundary of a parcel of the Company's approximately 1,196-acre Lake Louisa property that is leased to Cemex. As required by Florida law, CFX deposited $2,582,000 into the registry of the Court, representing CFX's good faith estimate of the value of the condemned property. As the Company's tenant, Cemex is claiming a portion of the funds ultimately paid by CFX as business damages. The Company is litigating with CFX over the value of the condemned property. The condemnation proceeding is not expected to impact the lease with Cemex. Management believes that the Company is entitled to compensation in excess of the carrying value of the property. Under the applicable accounting guidance, the Company has not recognized any gain related to this matter in the consolidated financial statements. The ultimate amount and timing of any gain will depend on the final settlement with CFX and Cemex. The Company will recognize the transactions in the period in which the compensation is realized or realizable.

13. Commitments.

The Company, at December 31, 2025, had entered into various contracts to develop and maintain real estate with remaining commitments totaling $56.1 million.

As of December 31, 2025, we had financing commitments to our lending ventures totaling $13.6 million.

14. Concentrations.

The mining royalty lands segment has a total of five tenants currently leasing mining locations and one lessee that accounted for 26% of the Company's consolidated revenues during 2025 and $797,000 of accounts receivable at December 31, 2025. The termination of these lessees' underlying leases could have a material adverse effect on the Company. The Company places its cash and cash equivalents with Wells Fargo Bank and TD Bank. At times, such amounts may exceed FDIC limits.

15. Unusual or Infrequent Items Impacting Results.

See Note 12 regarding guarantee liability expense and the related gain and Note 17 regarding expenses of business combination.

16. Intangible Assets.

The Company has allocated the purchase price of property acquisitions based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including in-place leases and below market leases. These deferred leasing intangible assets are recorded within Deferred Costs in the consolidated balance sheets. The value of the in-place lease intangibles will be amortized over the remaining lease terms. The fair value assigned pertaining to the above market in-place leases values are amortized as a reduction to rental revenue, and the below market in-place lease values are amortized as an increase to rental revenue over the remaining non-cancelable terms of the respective leases.

The Company reviews intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceeds the fair value of the assets..

The Company had the following acquired lease intangibles (in thousands):

	Year ended December 31, 2025	Year ended December 31, 2024
In-place leases	$ 9,660	9,660
Accumulated amortization	$ (9,443)	(9,414)
Acquired intangible assets, net	$ 217	246

Amortization expense for in-place leases was $29,000 and $29,000 for 2025 and 2024, respectively, and is included in the Depreciation, depletion and amortization line in the Consolidated Statements of Operations.

The estimated aggregate amortization from acquired lease intangibles for the next five years are as follows (in thousands):

Year Ending December 31,	Amoritization of in-place lease intangibles
2026	$ 29
2027	29
2028	29
2029	29
2030	29

17. Altman Logistics Platform Acquisition

On October 21, 2025, the Company completed the closing on its Purchase and Sales Agreement to acquire the business operations and development pipeline of Altman Logistics Properties, LLC, an operating platform of BBX Capital. Altman Logistics held minority interests in a portfolio of institutional-grade industrial assets under various stages of development (including the Company's industrial developments in Lakeland and Davie, FL) as well as a contract for the purchase of an industrial land parcel. In conjunction with the acquisition, the Company hired six of Altman Logistic's employees.

City	Street Address	36' Clear Height SF	Ownership Acquired	Status
Delray Beach, FL	14130 S State Rd. 7	199,476	10% (1)	Substantial completion Q1 2026
Delray Beach, FL	14130 S State Rd. 7	392,976	10% (1)	Land for 2 warehouses
Hamilton, NJ	600 Horizon Dr.	170,800	8.5% (1)	Substantial completion Q1 2026
Parsippany, NJ	8 Lanidex Plaza W.	140,031	10% (1)	Substantial completion Q2 2026
Lakeland, FL	8161 State Rd. 33	201,420	10% (1)	Substantial completion Q2 2026

Davie, FL	6900 W. State Rd 84	182,773	20% (1)	Substantial completion Q2 2026
		1,287,476		
Southwest Ranches, FL	SW 202nd Ave. & Sheridan St.	335,617		Land acquisition contract 2026

(1) General Partner investment, distributions will be based upon waterfall model.
(2) FRP already owned the remaining portion.

The purchase price was $33.5 million, in cash and $344,000 of equity, which included a $10.0 million reimbursement to Altman for the assignment of a bank account held by a special purpose entity that is the guarantor for $48.8 million of the $101.2 million in construction debt. As a result, the net cash requirement was $23.5 million. At closing, $45.3 million of the total construction financing had been drawn, resulting in a $5.2 million share of debt attributable to the Company. The Company incurred expenses of $2.5 million in conjunction with this business combination. which is primarily included in development segment operating expenses. The acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The Company offered the hired Altman employees a project profit share that can be settled in Company stock at the Company's discretion. These interests were valued by a 3rd party specialist at $796,000 of which $344,000 was earned prior to the acquisition. The goodwill is a reflection of the projects, pipeline, and personnel from this acquisition that are expected to provide the Company development fees, operating cash flows, promote revenues, and proceeds from sales. The goodwill is tax deductible over 15 years.

The purchase price was allocated with the assistance of the same third-party specialist for the land and warehouses owned by the joint ventures as follows (in thousands):

	Purchase Price Allocation
Investments in unconsolidated real estate partnerships	$ 8,427
Acquisition of noncontrolling interests	6,388
Contract for purchase of real estate and pipeline	1,782
Cash held by Guaranty LLC	10,022
Receivables related to development agreements	457
Vacation liabilities for hired employees	(90)
Goodwill development segment	6,893
Total purchase price	$ 33,879

18. Contributions from partners.

The Company entered into two new warehouse development partnership agreements in early 2024 with Altman Logistics Properties (formerly doing business as BBX Logistics) (Lakeland Logistics Park Venture, LLC, and Davie Logistics Park Venture, LLC). Altman Logistic Properties' contributions towards the partnerships in 2024 were $15.7 million which is reflected as noncontrolling interest. The Company consolidated these partnerships because it was the primary beneficiary (see Note 17).

19. Subsequent Events.

None.

Management's Responsibility for the Financial Statements
Management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report on Form 10-K. The financial statements were prepared in conformity with accounting principles generally accepted in the United States appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report on Form 10-K is consistent with that in the financial statements.

Management of the Company is responsible for establishing and maintaining a system of internal controls and procedures to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. Our internal control system is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by our Company's Board of Directors, applicable to all officers and employees of our Company and subsidiaries.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 ("Exchange Act"). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO") in Internal Control—Integrated Framework. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2025.

The Company's independent auditors, Baker Tilly US, LLP, a registered public accounting firm, are appointed by the Audit Committee of the Company's Board of Directors, subject to ratification by our Company's shareholders. Baker Tilly US, LLP has audited and reported on the consolidated financial statements of FRP Holdings, Inc. The report of the independent auditors is contained in this annual report.

Audit Committee's Responsibility
The Audit Committee of our Company's Board of Directors, composed solely of Directors who are independent in accordance with the requirements of the Nasdaq Stock Market listing standards, the Exchange Act, and the Company's Corporate Governance Guidelines, meets with the independent auditors, management and internal auditors periodically to discuss internal controls and auditing and financial reporting matters. The Audit Committee reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present to ensure that the independent auditors and the chief internal auditor have free access to the Audit Committee. Our Audit Committee's Report can be found in the Company's Proxy Statement.

To the Shareholders and Board of Directors of
FRP Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of FRP Holdings, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments to the 2024 and 2023 consolidated financial statements to retrospectively adopt ASU 2023-09 as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2024 and 2023 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 and 2023 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Consolidation Analysis of New Joint Ventures

Critical Audit Matter Description

As described in Note 1 to the consolidated financial statements as of December 31, 2025, the Company enters into joint venture arrangements for real estate investments and evaluates whether these entities should be consolidated under applicable guidance in ASC 810. This assessment includes determining whether a joint venture is a variable interest entity ("VIE") and, if so, whether the Company is the primary beneficiary. For entities that are not VIEs, the Company evaluates whether it has a controlling financial interest under the voting interest model.

Determining whether a joint venture should be consolidated requires significant judgment, particularly in evaluating (i) which activities most significantly impact the entity's economic performance and (ii) whether the Company has the power to direct those activities, as well as the obligation to absorb losses or the right to receive benefits that could be significant. These conclusions are based on the interpretation of complex joint venture agreements and governance provisions.

We identified the Company's consolidation accounting conclusions with respect to its interest in the joint ventures as a critical audit matter because of the significant auditor judgment related to management's determination of the primary beneficiary.

How We Addressed the Matter in Our Audit

Our audit procedures related to the Company's consolidation analyses for new joint ventures included the following, among others:

• We read joint venture agreements and related documents to understand the governance structure, including decision-making rights and the nature of participating and protective rights.

• We assessed management's technical accounting analysis and determination of whether the entity is a VIE, including evaluating whether the entity has sufficient equity at risk and whether the equity holders have the characteristics of a controlling financial interest.

• For entities determined to be VIEs, we evaluated management's conclusion regarding whether the Company is the primary beneficiary by assessing (i) whether the Company has the power to direct the activities that most significantly impact the entity's economic performance and (ii) whether the Company has the obligation to absorb losses or the right to receive benefits that could be significant to the entity.

• We assessed the related disclosures for conformity with U.S. GAAP.

Accounting for Acquisition of Altman Logistics Properties as a Business Combination

Critical Audit Matter Description

As described in Note 17 to the consolidated financial statements as of December 31, 2025, the Company completed the acquisition of the business operations and development pipeline of Altman Logistics Properties, LLC on October 21, 2025. The Company accounted for this transaction as a business combination under ASC 805.

Auditing management's conclusion that the acquired set of assets and activities constitutes a business required significant auditor judgment due to the complexity and subjectivity involved in applying the guidance in ASC 805. Specifically, this included evaluating (i) whether substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets, and (ii) whether the acquired set included inputs and substantive processes that together significantly contribute to the ability to create outputs.

The determination required judgment in assessing the nature and composition of the acquired assets, including minority interests in multiple development projects and contractual rights, as well as evaluating whether the acquired workforce and related processes represent a substantive process under ASC 805.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included:

• We obtained and reviewed the purchase agreement and other relevant transaction documents.

• We evaluated management's analysis of whether the transaction represented a business combination or asset acquisition, including assessing whether the fair value of the gross assets acquired was concentrated in a single identifiable asset or group of similar assets.

• We evaluated management's conclusion that the acquired processes were substantive, including assessing whether the acquired workforce, property management activities, and leasing activities represent substantive processes that are critical to the ability to generate outputs.

• We assessed whether management's conclusions were consistent with the requirements of ASC 805.

/s/ Baker Tilly US, LLP

Jacksonville, Florida
April 15, 2026

We have served as the Company's auditor since 2025.

To the Board of Directors and Shareholders
of FRP Holdings, Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 1 to the consolidated financial statements, the accompanying consolidated balance sheet of FRP Holdings, Inc. (the Company) as of December 31, 2024, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements) (the 2024 and 2023 financial statements before the effects of the retrospective adjustments discussed in Note 1 to the financial statements are not presented herein). In our opinion, the 2024 and 2023 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 1 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 1 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by the successor auditor.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involve especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Investment Accounting Assessment

Description of Matter

At December 31, 2024, the Company's investments in real estate were $573 million including unconsolidated real estate ventures of $154 million. As explained in Note 1 to the consolidated financial statements, the Company enters into real estate investments and performs an assessment as to which method of accounting is appropriate, whether the proper accounting is to determine whether to use the cost or equity method to account for an investment or whether to consolidate such investment. Note 2 to the consolidated financial statements provides a detail of unconsolidated real estate investments.

Application and auditing of the accounting treatment of the Company's real estate investments, including the process of evaluating the use of the cost or equity method of accounting or the evaluation of criteria for consolidation based on the variable interest entity (VIE) model or a voting interest entity (VOE) model, is complex and requires significant judgment. This evaluation and analysis include the determination of which party, if any, has power to direct the activities most significant to the economic performance of each real estate venture and whether the venture has sufficient equity to finance its activities without additional subordinated support. Factors considered by management in determining whether the Company has the power to direct the activities include voting rights, involvement in day-to-day capital allocation and operating decisions and the extent of the Company's involvement in the entity.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant controls over the Company's qualitative analysis that determines whether the Company has control over the venture, through influence, voting interest or through the presence of a variable interest in a real estate venture that would require consolidation

For all investments in real estate ventures, our procedures include reading the operating agreements and other relevant documents and evaluating the structure and terms of the agreements and reviewing management's evaluation of control over the entity and the applicability of the variable interest model as compared to the voting interest model. We evaluate management's determination of whether the investee has sufficient equity to finance its activities without additional subordinated financial support and whether the equity holders lack the characteristics of a controlling financial interest. We consider management's determination on whether the Company is the primary beneficiary or has a controlling financial interest that should be considered. We take into consideration evidence obtained in other areas of the audit, such as review of board minutes and status of the projects development to determine if any reconsideration of the findings is necessary.

/s/ Hancock Askew & Co., LLP

We began serving as the Company's auditor in 2006. In 2025, we became the predecessor auditor.

Jacksonville, Florida
March 18, 2025

Director and Officers

FRP Holdings, Inc.

Directors

John D. Baker II (1)
Executive Chairman, Former CEO of the Company

John D. Baker III (1)
CEO of the Company

David H. deVilliers, Jr. (1)
Vice-Chairman, Former President & COO of the Company

Matthew S. McAfee (2)(3)(4)
Founding Partner, Driver McAfee Hawthorne & Diebenow, PLLC

John S. Surface (2)(3)(4)
Chief Executive Officer of Covis Services

Martin E. Stein, Jr. (3)(4)
Executive Chairman of Regency Centers Corporation

Nicole B. Thomas (2)(3)(4)
President of Baptist Medical Center Jacksonville

William H. Walton (2)(3)(4)
Co-Founder and Managing Member of Rockpoint Group LLC

Margaret Wetherbee
Attorney

Officers

John D. Baker III
Chief Executive Officer

David H. deVilliers III
President & Chief Operating Officer

Matthew C. McNulty
Chief Financial Officer & Treasurer

John D. Milton, Jr.
Executive Vice President, Secretary & General Counsel

John D. Klopfenstein
Controller and Chief Accounting Officer

---

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating Committee

FRP Holdings, Inc.
200 West Forsyth Street, 7th Floor
Jacksonville, Florida, 32202
Telephone: (904) 396-5733

Annual Meeting
Shareholders are cordially invited to attend the 2026 annual meeting of shareholders on Tuesday, May 12, 2026 at 11:00 a.m., Eastern Daylight Time. This year's meeting will be held virtually. To participate in the annual meeting, go to www.frpdev.com, click the Investors tab, and then click the link titled "2026 Annual Shareholders Meeting".

Transfer Agent
Equiniti Trust Company, LLC
28 Liberty Street, Floor 53
New York, NY 10005
Telephone: 1-800-937-5449

General Counsel
Nelson Mullins Riley & Scarborough LLP
Jacksonville, Florida

Independent Registered Public Accounting Firm
Baker Tilly US, LLP
Jacksonville, Florida

Common Stock Listed
The Nasdaq Stock Market
(Symbol: FRPH)

Form 10-K
Shareholders may receive, without charge, a copy of FRP Holdings, Inc.'s annual report on Form 10-K for the year ended December 31, 2025 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website
The Company's website may be accessed at www.frpdev.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8- K and all related amendments.





OUR BUSINESS SEGMENTS

Industrial/Commercial

We excel at positioning real estate assets to maximize long-term returns.

Multi Family

We embrace the opportunity to seek out best in class partners and joint ventures.

Development

FRP is a hands-on manager of all aspects of its development projects from concept to completion.

Mining/Royalty

FRP owns properties comprising over 15,000 acres currently under lease to major aggregate companies.



A real estate investment and development company